Rig 10

PENGROWTH

PENGROWTH ENERGY CORPORATION

2011 Annual Results

Operating Measures

Years ended December 31	2011	2010	2009	2008	2007
PRODUCTION
Crude Oil (bbl per day)	21,455	21,743	22,841	24,416	26,327
Heavy Oil (bbl per day)	6,425	6,789	7,551	8,122	7,168
Natural gas liquids (bbl per day)	9,659	9,611	9,590	9,315	9,409
Natural Gas (Mcf per day)	218,601	219,302	237,217	240,825	266,980
Total (boe per day)	73,973	74,693	79,518	81,991	87,401
Annual (MMboe)	27.0	27.3	29.0	30.0	31.9
BENCHMARK PRICES
WTI (U.S.$ per bbl)	95.11	79.61	62.09	99.75	72.36
NYMEX (U.S.$ per MMBtu)	4.03	4.38	4.16	8.90	7.12
AECO (Cdn $ per MMBtu)(1)	3.63	3.99	3.99	8.19	6.46
Currency ($U.S. = $1 Cdn)	1.01	0.97	0.88	0.94	0.93
AVERAGE REALIZED PRICES
Crude Oil ($ per bbl)(1)	89.94	76.22	72.97	78.25	72.14
Heavy Oil ($ per bbl)	68.24	60.22	52.72	75.77	44.53
Natural gas liquids ($ per bbl)	69.31	56.99	42.12	70.67	58.86
Natural Gas ($ per Mcf)	4.08	5.00	5.14	8.19	7.29
Average price per boe(1)	53.13	49.68	46.37	62.90	53.98
AVERAGE NETBACK
Crude Oil netback ($ per bbl)(1)	51.76	41.50	42.80	44.45	46.80
Heavy Oil netback ($ per bbl)	39.98	32.62	29.99	51.53	26.34
Natural gas liquids netback ($ per bbl)	37.69	30.02	17.81	31.35	27.80
Natural Gas netback ($ per Mcf)	1.71	2.70	2.95	4.68	4.00
Operating netback ($ per boe)(1)	28.45	26.92	26.07	35.64	31.47
Net capital expenditures ($ millions)(2)	609.1	333.8	207.4	401.9	309.7
Reserves (proved plus probable)
Reserves at year end (MMboe)	330.5	318.4	295.7	323.5	319.9

(1)	Prior year restated to conform to presentation in the current period.
(2)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

TABLE OF CONTENTS

President’s Message	1
Summary of Financial and Operating Results	3
Management’s Discussion & Analysis	4
Management’s Report to Shareholders	38

Auditor’s Report	39
Consolidated Financial Statements	41
Notes to Consolidated Financial Statements	45
Corporate Information	IBC

President’s Message

To our shareholders,

Over the past two years, we have made some significant changes to our business strategy focusing our attention on the transformation to a dividend paying Exploration and Production (E&P) company. In 2011 we executed the largest capital program in our history, targeting organic opportunities on our existing asset base. While the flooding and forest fires in northern Alberta caused the beginning of the year to get off to a slow start, we built momentum through the second half of the year, allowing us to reach key operational and corporate targets.

During the year, we continued to build capacity and strengthen our technical capabilities at all levels within the organization, including welcoming Mr. Marlon McDougall as our Chief Operating Officer (COO) in early August. Marlon brings an increased focus and strong leadership to our operations.

Important and significant progress was made in 2011. Below are some key highlights from the year that I would like to share with you:

Highlights

•

Production volumes for 2011 were at the high end of guidance at 73,973 barrels of oil equivalent per day (boepd), and were essentially flat year-over-year, despite the challenging start. 2011 exit production volumes were also on target at 76,789 boepd.

•

Reserve additions from internal capital development activities and technical revisions replaced 145 percent of annual production, with the addition of approximately 39.3 million boe (MMboe) of proved plus probable (2P) reserves. Our 2P reserves increased by 3.8 percent to total 330.5 MMboe with proved reserves accounting for 71 percent of total 2P reserves.

•	Our Lindbergh steam assisted gravity drainage (SAGD) pilot project was completed, on-budget and on-time. Steam injection was initiated in early February 2012.

•	We maintained our financial flexibility at year-end 2011, with our $1.0 billion term credit facility being essentially undrawn.

•	Our year-end debt-to-earnings before interest, depreciation and amortization ratio remained constant at 1.6 times.

Defining Our Operational Goals

With a focus on large accumulations of oil and liquids-rich natural gas in the Western Canadian Sedimentary Basin, we are applying new technologies to enhance recovery from existing pools. At the same time, we continue to manage the mix of our mature properties, as these properties provide a stable, low decline production profile to compliment the development of our unconventional resource plays. We will continue to aggregate our concentrated land positions in core areas to ensure high capital investment efficiencies and low cost structures while pursuing strategic acquisitions in core areas.

Given the outlook for natural gas prices, we are concentrating our efforts on developing operated oil and liquids-rich gas resource opportunities. Our efforts in 2011 and again in 2012 are primarily focused on key plays in our core areas which provide superior rates of return. The bulk of the 2011 capital was directed to our Swan Hills play, where we have increased our capital spending over the past few years to capitalize on the significant and growing inventory of high value development opportunities.

We have summarized the progress made in 2011, on our three core areas below.

Swan Hills

At Swan Hills, total development capital of approximately $282 million was spent in 2011, resulting in the drilling of 70 wells (48.1 net) and the growth of our light oil production by approximately 4,000 boepd as of December 31, 2011.

Average five days initial production (IP) rates for new wells remain strong, with new wells brought on production in the fourth quarter producing approximately 700 boepd. At year-end, a total of 12 additional wells were awaiting completion and tie-in, prior to being brought on production as well as having two rigs drilling in the Swan Hills area. We anticipate that a multi-rig drilling program will continue in the area throughout 2012.

Lindbergh

The Lindbergh SAGD project is a key component of our growth strategy with the potential to increase oil and liquids production by up to 30,000 barrels per day (bopd).

Construction was completed on our SAGD pilot project, both on-budget and on-time and steam injection was initiated in early February, 2012. The Environmental Protection and Enhancement Act (EPEA) application for the first phase 12,500 bopd commercial project was submitted to the Energy Resources Conservation Board (ERCB) and Alberta Environment at the end of December, 2011. Three core-hole rigs were drilling in December, with ten core-holes completed as part of the continuing resource assessment and validation in the Lindbergh area.

PENGROWTH 2011 President’s Message	1

We anticipate sanctioning the first 12,500 bopd commercial phase at Lindbergh in the second quarter of 2013, pending favorable pilot performance and regulatory approvals.

Olds

In the Olds area, we continued with the development of our liquids-rich Elkton gas program, drilling three wells and tying-in a fourth well drilled late in 2010. These four wells had average 30 day IP rates of 480 boepd, consisting of 2.2 million cubic feet per day (MMcfpd) of gas and 110 bopd of natural gas liquids (NGL). The positive results from the Elkton liquids-rich gas wells have provided additional drilling locations for 2012. A new liquids-rich gas play concept was tested in the third quarter with the drilling and completion of our first Mannville gas well in the area. The well was tied-in early in the fourth quarter and had a 30 day IP rate in excess of 500 boepd, consisting of approximately 1.9 MMcfpd of gas and 190 bopd of NGL.

Outlook

We made substantial progress in 2011 and are well positioned to execute on our 2012 development plans. We have excellent financial flexibility and continue to focus our capital dollars on increasing the oil and liquids production mix at Pengrowth.

In January of 2012, we released the details of our $625 million 2012 capital expenditure program and provided guidance on production and operating costs for 2012. The capital program will focus on oil and liquids-rich gas opportunities and is intended to increase our oil and liquids weighting from 51 to 54 percent. Full year 2012 production guidance is between 74,500 and 76,500 boepd with an exit rate of approximately 78,000 boepd, a two percent increase from our 2011 exit rate.

We will monitor and analyze the Lindbergh SAGD pilot results over the next several months to get a better understanding of the resource as we prepare for commerciality in 2014. We anticipate having our independent reserves evaluators, GLJ Petroleum Consultants Ltd., provide an updated reserve evaluation late in the third quarter of 2012.

I’d like to take the opportunity to thank all of our shareholders for their continued support. We are entering 2012 in a position of strength and with great confidence. I look forward to sharing with you the milestones we achieve throughout the coming months.

Sincerely

Derek W. Evans

President and Chief Executive Officer

February 28, 2012

2	PENGROWTH 2011 President’s Message

SUMMARY OF FINANCIAL & OPERATING RESULTS

Certain comparative figures have changed due to International Financial Reporting Standards and to conform to current presentation.

(monetary amounts in millions, except per share amounts or as otherwise stated)	Three months ended			Twelve months ended
	Dec 31, 2011	Dec 31, 2010	% Change	Dec 31, 2011	Dec 31, 2010	% Change
STATEMENT OF (LOSS) INCOME
Oil and gas sales (1)	$389.2	$344.9	13	$1,453.7	$1,368.7	6
Adjusted Net Income (2)	$22.3	$40.7	(45)	$110.9	$208.4	(47)
Net (loss) income	$(9.0)	$(152.0)	(94)	$84.5	$149.8	(44)
Net (loss) income per share	$(0.03)	$(0.47)	(94)	$0.25	$0.50	(50)
CASH FLOW
Funds flow from operations (1) (4)	$171.1	$139.9	22	$620.0	$626.2	(1)
Funds flow from operations per share (1) (3)	$0.50	$0.44	14	$1.87	$2.09	(11)
Net capital expenditures (5)	$142.1	$130.9	9	$609.1	$333.8	82
Net capital expenditures per share (3)	$0.41	$0.41	–	$1.83	$1.11	65
Dividends paid (3)	$71.4	$67.4	6	$277.5	$250.6	11
Dividends paid per share (3)	$0.21	$0.21	–	$0.84	$0.84	–
Weighted average number of shares outstanding (000’s) (3)	345,163	321,319	7	332,182	299,763	11

BALANCE SHEET (6)
Working capital deficiency (1)				$(137.3)	$(109.2)	26
Property, plant and equipment				$4,074.4	$3,738.0	9
Exploration and evaluation assets				$563.8	$511.6	10
Long term debt				$1,007.7	$1,024.4	(2)
Shareholders’ equity (1) (3)				$3,347.3	$3,182.3	5
Shareholders’ equity per share (3)				$9.29	$9.76	(5)
Currency ($U.S. = $1 Cdn) (closing rate at period end)				$0.9833	$1.0054
Number of shares outstanding at period end (000’s) (3)				360,282	326,024	11

AVERAGE DAILY PRODUCTION
Light oil (bbls)	22,935	21,762	5	21,455	21,743	(1)
Heavy oil (bbls)	6,448	6,673	(3)	6,425	6,789	(5)
Natural gas liquids (bbls)	10,478	10,177	3	9,659	9,611	1
Natural gas (Mcf)	220,977	218,044	1	218,601	219,302	–
Total production (boe)	76,691	74,953	2	73,973	74,693	(1)
Total Annual Production (Mboe)	7,056	6,896	2	27,000	27,263	(1)

AVERAGE REALIZED PRICES (after commodity risk management)
Light oil (per bbl) (1)	$91.58	$76.13	20	$89.94	$76.22	18
Heavy oil (per bbl)	$76.13	$60.42	26	$68.24	$60.22	13
Natural gas liquids (per bbl)	$70.54	$56.74	24	$69.31	$56.99	22
Natural gas (per Mcf)	$3.77	$4.87	(23)	$4.08	$5.00	(18)
Average realized price per boe (1)	$54.28	$49.34	10	$53.13	$49.68	7

CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil	54%	45%		53%	45%
Heavy oil	14%	12%		12%	11%
Natural gas liquids	20%	16%		17%	14%
Natural gas	12%	27%		18%	30%

PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				116,823	110,297	6
Heavy oil (Mbbls)				31,898	26,472	20
Natural gas liquids (Mbbls)				30,746	29,481	4
Natural gas (Bcf)				906	913	(1)
Total oil equivalent (Mboe)				330,511	318,429	4

CAPITAL PERFORMANCE
Finding & Development Cost (F&D) (per boe) (7)				$20.12	$15.32	31
Finding, Development & Acquisition Cost (FD&A) (per boe) (7)				$20.04	$18.46	9
Recycle Ratio (1) (8)				1.4	1.8	(20)

(1)	Prior periods restated to conform to presentation in the current period.

(2)	See definition under section “Non-GAAP Financial Measures”.

(3)	Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust. See note regarding conversion below.

(4)	See definition under section “Additional GAAP Measures”.

(5)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(6)	Balance Sheet amounts are at period end.

(7)	Includes the changes in Future Development Capital (“FDC”) and based on Proved plus Probable Reserves.

(8)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on Proved plus Probable Reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Note regarding oil production: references to light oil contained within this report include light and medium oil.

Note regarding corporate conversion: Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust to a dividend paying corporation effective December 31, 2010. References to “shares”, “shareholder” and “dividends” should be read as references to “trust units”, “trust unitholder” and “distributions” respectively for periods prior to December 31, 2010.

PENGROWTH 2011 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the audited financial statements for the year ended December 31, 2011 of Pengrowth Energy Corporation. The MD&A is based on information available to February 28, 2012.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, , “MMBtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2012 production, the proportion of 2012 production of each product type, production additions from Pengrowth’s 2012 development program, royalty expenses, 2012 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and

4	PENGROWTH 2011 Management’s Discussion & Analysis

interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; ability to produce those reserves; production may be impacted by unforeseen events such as equipment failure and weather related causes; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the year ended December 31, 2011, have been prepared in accordance with IFRS, and herein after referred to as GAAP. Required comparative information has been restated from previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). For additional information regarding the changes see section “International Financial Reporting Standards (IFRS)” in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

PENGROWTH 2011 Management’s Discussion & Analysis	5

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of Cash Generating Units (“CGUs”)

CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The recoverability of development and production asset carrying values are assessed at the CGU level. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

Impairment testing of property, plant and equipment is completed for each of Pengrowth’s CGUs. Impairment testing is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rates and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

COMPARATIVE FIGURES

Certain changes to the presentation of oil and gas sales, operating expenses, and transportation on the Statements of Income were made in 2011, and as such comparative periods have been restated with no impact to net income. Management believes that these presentation changes better reflect Pengrowth’s operating results.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

6	PENGROWTH 2011 Management’s Discussion & Analysis

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the Balance Sheet, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations.

Adjusted Net Income

Management believes that in addition to net income, Adjusted Net Income is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of certain mark-to-market non-cash items that may significantly impact net income from period to period based on movements in future commodity prices and foreign exchange rates.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: Reserves per debt adjusted share and production per debt adjusted share. Reserves per debt adjusted share are measured using year-end proved plus probable reserves and the number of common shares outstanding at year-end. The measurements are debt-adjusted by assuming additional shares are issued at year-end share prices to replace year-end long-term debt outstanding.

Production per debt adjusted share is measured in respect of the average production for the year and the weighted average number of common shares outstanding during the year. The measurements are debt-adjusted by assuming additional shares are issued at year-end share prices to replace year-end long-term debt outstanding.

Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development (“F&D”) cost per boe and can also be calculated using Finding, Development & Acquisition (“FD&A”) cost per boe. Recycle ratio can be calculated including or excluding Future Development Capital (“FDC”).

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s fourth quarter and annual results for 2011 are contained within this MD&A.

PENGROWTH 2011 Management’s Discussion & Analysis	7

2011 AND 2012 GUIDANCE AND 2011 FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 and 2012 Guidance and a review of 2011 actual results.

	2011		2011	2011	2012
	Guidance		Actual	Variance	Guidance
Annual Average Production (boe/d)	72,000 - 74,000		73,973	–	74,500 - 76,500	(1)
Exit Production (2)	75,500 - 76,500		76,789	–	78,000	(1)
Royalty Expense (% of Sales) (3)	20.0		19.3	(0.7)	20.0
Operating Expense ($/boe)	14.45	(4)	14.15	(0.30)	13.89	(4)
G&A Expense (cash & non-cash) ($/boe)	3.00	(4)	2.79	(0.21)	2.68	(4)
Net capital expenditures ($ millions) (5)	610.0		609.1	(0.9)	625.0

(1)	Based on production guidance levels provided on January 24, 2012 and excludes Lindbergh volumes.

(2)	Exit production based on December average.

(3)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(4)	Operating and G&A expense ($/boe) assume the midpoint of production guidance.

(5)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

Full year and exit production was at the high end of Guidance due to favourable drilling results in the fourth quarter.

Operating expense and G&A per boe were below Guidance primarily due to increased volumes in the fourth quarter.

Pengrowth will include net operating income or loss associated with the Lindbergh Steam Assisted Gravity Drainage (“SAGD”) project in net capital expenditures until commerciality is declared, pursuant to Pengrowth’s Exploration and Evaluation Assets (“E&E Assets”) accounting policy (see Note 7 to the financial statements for additional information).

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
(monetary amounts in millions, except per boe amounts or as otherwise stated)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Production (boe/d)	76,691	74,568	74,953	73,973	74,693
Net capital expenditures (1)	$142.1	$163.8	$130.9	$609.1	$333.8
Funds flow from operations (2)	$171.1	$150.4	$139.9	$620.0	$626.2
Operating netback ($/boe) (2) (3)	$29.99	$27.15	$25.02	$28.45	$26.92
Adjusted Net Income (4)	$22.3	$22.9	$40.7	$110.9	$208.4
Net (loss) income	$(9.0)	$(0.5)	$(152.0)	$84.5	$149.8
Included in net (loss) income :
Realized gain (loss) on commodity risk management (5)	$2.7	$14.2	$19.1	$16.8	$75.1
Unrealized (loss) gain on commodity risk management (5)	$(102.9)	$58.1	$(52.5)	$(40.0)	$6.9
Unrealized foreign exchange gain (loss) (5)	$29.2	$(76.4)	$29.7	$(19.1)	$49.9
Non-cash gain on investments (5)	$23.0	$–	$–	$23.0	$73.8
Deferred tax reduction (expense)	$13.7	$(16.1)	$(165.9)	$(22.3)	$(171.3)

(1)	Net capital expenditures includes Drilling Royalty Credits and capitalized stock based compensation.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	See definition under section “Non-GAAP Financial Measures”.

(5)	Pre-tax amount.

8	PENGROWTH 2011 Management’s Discussion & Analysis

Funds Flow from Operations

($ millions)	Q4	% Change	Full Year	% Change
2010 Funds Flow from Operations (1)	139.9		626.2
Volume variance	9.8	7	(16.0)	(3)
Price variance	49.2	35	154.4	25
Realized gains on risk management contracts	16.3	(12)	(58.2)	(9)
Other Income	1.6	1	4.8	1
Royalty expense	(11.4)	(8)	(25.2)	(4)
Drilling Credits (2)	–	–	(16.7)	(3)
Expenses:
Operating	5.2	4	(24.8)	(4)
Transportation	0.9	–	(0.6)	–
Cash G&A	(4.2)	(3)	(18.0)	(3)
Interest & Financing	(1.5)	(1)	(5.4)	(1)
Realized foreign exchange	(0.5)	–	0.5	–
Other Expenses	(1.6)	(1)	(1.0)	–
2011 Funds Flow from Operations (1)	171.1	22	620.0	(1)

(1)	Prior period restated to conform to presentation in the current period.

(2)

In the second quarter of 2010, a $16.7 million gain was recorded related to purchased drilling credits and a property disposition where the proceeds received consisted of drilling credits in excess of the value of the assets sold.

Funds Flow from Operations increased 22 percent in the fourth quarter of 2011 compared to the same period in 2010. The increase was driven by higher commodity prices for liquids and increased fourth quarter production partially offset by lower realized gains on risk management contracts and lower natural gas prices. Funds Flow from Operations decreased one percent on a year-over-year basis. The decrease is due to lower realized gains on risk management contracts, higher operating costs primarily due to increased power costs, higher royalties and G&A costs, lower production volumes, and the absence of gains from purchasing third party drilling credits, mostly offset by higher liquids commodity prices.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices.

Estimated Commodity Price Environment (1)		Assumption	Change	Estimated Impact on 12 month Cash Flow (2)(3) ($ millions)
WTI(4) Oil Price	US$/bbl	$107.75	$1.00
Light Oil Production				7.1
Heavy Oil Production				1.8
NGL Production				2.9
				11.8
AECO Natural Gas Price
Natural Gas Production	Cdn$/Mcf	$2.39	$0.10	6.1

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at February 28, 2012 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	West Texas Intermediate.

PENGROWTH 2011 Management’s Discussion & Analysis	9

Net Income or Loss

For the fourth quarter of 2011, a net loss of $9.0 million was recorded, compared to a net loss of $0.5 million in the third quarter of 2011, representing an increase in the loss of $8.5 million. The larger loss in the fourth quarter of 2011 is primarily due to non-cash losses of $28.0 million (net of deferred tax) noted below and summarized in the Adjusted Net Income reconciliation table, which more than offset the increase in Funds Flow from Operations of $20.7 million:

•

A $120.2 million (net of deferred tax) adverse change from unrealized commodity risk management contracts comprised of an unrealized loss in the fourth quarter of $102.9 million ($76.8 million, net of deferred tax) compared to an unrealized gain of $58.1 million ($43.4 million, net of deferred tax) in the third quarter of 2011.

•

A $92.2 million (net of deferred tax) favourable impact from unrealized foreign exchange comprised of a gain in the fourth quarter of $29.2 million ($25.5 million, net of deferred tax) compared to an unrealized foreign exchange loss of $76.4 million ($66.7 million, net of deferred tax) in the third quarter of 2011.

A $143.0 million increase in net income was recorded in the fourth quarter of 2011 compared to the same period last year primarily due to the IFRS non-cash tax effect of changing to a corporate structure of $180.8 million, which was recorded in 2010. Funds Flow from Operations increased $31.2 million in the fourth quarter of 2011 compared to 2010. In addition, other non-cash losses of $59.5 million (net of deferred tax), detailed below, affected net income in the fourth quarter of 2011 compared to the same period in 2010:

•

A $39.1 million (net of deferred tax) adverse change from unrealized commodity risk management contracts comprised of an unrealized loss of $102.9 million ($76.8 million, net of deferred tax) in the fourth quarter of 2011 compared to an unrealized loss of $52.5 million ($37.7 million, net of deferred tax) in the same period in 2010.

•	An impairment charge of $27.4 million ($20.4 million, net of deferred tax) in the fourth quarter of 2011 relating to the Groundbirch CGU.

On a year-over-year basis net income decreased $65.3 million from $149.8 million in 2010 to $84.5 million in 2011. The reduction in 2011 is primarily due to changes in certain non-cash items noted below, some of which are summarized in the Adjusted Net Income reconciliation:

•

A $34.8 million (net of deferred tax) adverse change from unrealized commodity risk management contracts comprised of an unrealized loss of $40.0 million in 2011 ($29.8 million, net of deferred tax) compared to an unrealized gain of $6.9 million ($5.0 million, net of deferred tax) in 2010.

•

A $60.3 million (net of deferred tax) unfavourable impact from unrealized foreign exchange comprised of an unrealized loss of $19.1 million in 2011 ($16.7 million, net of deferred tax) compared to an unrealized gain of $49.9 million ($43.6 million, net of deferred tax) in 2010.

•

A $53.7 million (net of deferred tax) adverse change from gains on investments comprised of a $23.0 million investment gain in 2011 ($20.1 million, net of deferred tax) in 2011 as compared to a $73.8 million gain ($73.8 million, net of deferred tax) on Monterey shares in 2010.

•	2011 also includes an impairment charge of $27.4 million ($20.4 million, net of deferred tax) relating to the Groundbirch CGU.

•

Partially offsetting the above were two significant deferred tax items in 2010 which resulted in the 2010 deferred tax expense being higher than 2011 by $103.2 million. Tax deductible distributions made by the Trust in 2010 have been replaced by taxable dividends made by the Corporation in 2011, resulting in the deferred tax expense being lower in 2010 by $77.6 million. This was more than offset by the absence of a $180.8 million IFRS charge to deferred tax expense in 2010 relating to changing to a corporate structure.

10	PENGROWTH 2011 Management’s Discussion & Analysis

Adjusted Net Income

The following table provides a reconciliation of net income to Adjusted Net Income:

	Three months ended			Twelve months ended
(monetary amounts in millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Net (loss) income	$(9.0)	$(0.5)	$(152.0)	$84.5	$149.8
Addback (deduct) certain non-cash items included in net (loss) income :
Unrealized (gain) loss on commodity risk management	102.9	(58.1)	52.5	40.0	(6.9)
Unrealized foreign exchange (gain) loss	(29.2)	76.4	(29.7)	19.1	(49.9)
Non-cash (gain) on investments	(23.0)	–	–	(23.0)	(73.8)
Tax effect on non-cash items above	(19.4)	5.1	(10.9)	(9.7)	8.4
Tax effect on corporate conversion	–	–	180.8	–	180.8
Adjusted net income	$22.3	$22.9	$40.7	$110.9	$208.4

Adjusted Net Income of $22.3 million in the fourth quarter of 2011 was slightly lower compared to the Adjusted Net Income of $22.9 million in the third quarter of 2011 primarily due to increased Funds Flow from Operations offset by an impairment of assets.

In the fourth quarter of 2011, Pengrowth’s Adjusted Net Income was $22.3 million as compared to $40.7 million in the fourth quarter of 2010. The $18.4 million decrease was due primarily to the previously mentioned impairment charge of $20.4 million net of deferred tax ($27.4 million pre-tax) and higher deferred tax expense this year as the prior year had $25.5 million of tax deductible distributions as a Trust. These items were partly offset by an increase in Funds Flow from Operations of $31.2 million.

Adjusted Net Income for the full year 2011 was $97.5 million lower than the same period in 2010 mainly as a result of the previously described impairment charge of $20.4 million net of deferred tax ($27.4 million pre-tax), and a $77.6 million increase to deferred income tax expense this year as tax deductible distributions made by the Trust in 2010 were replaced by taxable dividends made by the Corporation in 2011. A $6.2 million reduction in Funds Flow from Operations also contributed to the decrease.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

For the full year of 2011, Pengrowth spent $609.1 million on net capital expenditures excluding property acquisitions and dispositions. Approximately 87 percent of net capital expenditures was spent on drilling, completions and facilities with the remaining 13 percent spent on capital not directly adding reserves or production.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Drilling, completions and facilities	$124.6	$152.7	$120.4	$533.5	$300.8
Land & Seismic acquisitions (1)	6.9	(0.4)	4.5	20.6	11.5
Maintenance capital	12.2	10.1	7.5	51.7	41.0
Development capital	143.7	162.4	132.4	605.8	353.3
Other capital (2) (3)	(0.8)	3.0	1.9	5.7	4.4
Drilling Royalty Credits	(0.8)	(1.6)	(3.4)	(2.4)	(23.9)
Net capital expenditures (4)	142.1	163.8	130.9	609.1	333.8
Property acquisitions	–	5.5	0.1	8.6	20.2
Proceeds on property dispositions	(9.5)	(1.7)	(12.4)	(16.9)	(60.7)
Net capital expenditures and acquisitions	$132.6	$167.6	$118.6	$600.8	$293.3

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Other capital includes equipment inventory and material transfers.

(3)	Prior periods restated to conform to presentation in the current period.

(4)	Net capital expenditures includes capitalized stock based compensation of $0.6 million for 2011 and will therefore not agree to the Statement of Cash Flow.

PENGROWTH 2011 Management’s Discussion & Analysis	11

DRILLING ACTIVITY

Pengrowth participated in the drilling of 241 gross wells (122.6 net wells) in 2011.

	Q4 2011		Q3 2011		Q2 2011		Q1 2011		Full Year 2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Focus Areas (1)
Swan Hills	16	10.5	17	11.1	23	17.9	14	8.6	70	48.1
Groundbirch	–	–	1	1.0	–	–	3	3.0	4	4.0
Lindbergh	13	13.0	1	1.0	2	2.0	2	2.0	18	18.0
Bodo Polymer Project	–	–	30	30.0	5	5.0	–	–	35	35.0
Olds	2	0.4	2	1.5	–	–	5	2.9	9	4.8
Other Areas (1)	27	1.7	35	5.0	22	3.0	21	3.0	105	12.7
Total wells drilled	58	25.6	86	49.6	52	27.9	45	19.5	241	122.6

(1)	Drilling activity reflects both operated and partner operated properties.

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

($ millions)	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Full Year 2011
Focus Areas (1)
Swan Hills	$64.8	81.8	93.3	42.2	$282.1
Groundbirch	1.0	18.5	9.0	42.1	70.6
Lindbergh	34.1	13.6	10.2	3.5	61.4
Bodo Polymer Project	5.1	19.6	4.6	–	29.3
Olds	8.5	11.0	10.3	20.0	49.8
	113.5	144.5	127.4	107.8	493.2
Other Areas (2)	11.1	8.2	7.5	13.5	40.3
Drilling, completions & facilities	124.6	152.7	134.9	121.3	533.5
Maintenance	12.2	10.1	12.1	17.3	51.7
Land & Seismic Acquisitions	6.9	(0.4)	12.7	1.4	20.6
Other (2)	(0.8)	3.0	2.8	0.7	5.7
Drilling Royalty Credits	(0.8)	(1.6)	–	–	(2.4)
Net capital expenditures (3)	$142.1	163.8	162.5	140.7	$609.1

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Net capital expenditures includes capitalized stock based compensation of $0.6 million.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long-term well performance or ultimate recoveries.)

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is the most significant conventional oil resource area across Pengrowth’s land base. This extensive carbonate oil reservoir provides Pengrowth with significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills. Success in 2010 across the Swan Hills Trend drove increased activity in 2011.

During the fourth quarter, 10 operated wells (9.3 net) were drilled. Two of the wells were completed and tested with average five day initial production (“IP”) rates of over 600 boe per day per well and are anticipated to be tied-in during the first quarter of 2012. The remaining eight wells drilled in the fourth quarter are expected to be completed, tested and tied-in during the first quarter of 2012. Activity during the fourth quarter also included bringing on stream 11 operated wells (10.3 net) drilled and completed in the second and third quarters with average five day IP rates in excess of 690 boe per day per well.

12	PENGROWTH 2011 Management’s Discussion & Analysis

For full year 2011, a total of 46 operated wells (43.7 net) were drilled. Pengrowth brought on stream 36 operated wells (34.9 net) in 2011 with average five day IP rates in excess of 500 boe per day per well.

At year end, Pengrowth had two rigs drilling in the Swan Hills area and anticipates that a multi-rig drilling program will continue through 2012.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Construction of the central processing facility, well-pad and surface pipelines at the Lindbergh SAGD Pilot Facility continued through the fourth quarter in preparation for commissioning activities which commenced in January 2012. Two SAGD well-pairs (two producers and two injectors) were drilled and completed in the fourth quarter and nine core-holes were completed as part of the continuing resource assessment and validation in the Lindbergh area. First steam injection commenced essentially on time and budget in early February 2012.

For full year 2011, 18 gross wells (18.0 net) were drilled, with four being the well-pairs and 14 being core-holes. Data from the new wells have been incorporated by GLJ Petroleum Consultants Ltd. in re-assessing the Lindbergh Contingent Resource volumes, which will be filed with Pengrowth’s AIF.

Groundbirch

The fourth quarter saw little activity in the Groundbirch area as the natural gas price decline shifted spending to liquids projects with more robust economics.

During 2011, four Montney horizontal wells (4.0 net wells) were drilled, completed and tied-in. Of the four wells, one came on stream early in the second quarter, with the other three wells coming on stream late in the third quarter. The 30 day IP rates for these four wells averaged approximately 550 boe per day. Pengrowth does not anticipate similar activity levels at Groundbirch in 2012.

Olds

In the fourth quarter of 2011 Pengrowth’s first Mannville well, drilled in the third quarter, was tied-in and had a 30 day IP rate in excess of 500 boe per day.

In 2011 Pengrowth continued with the liquids rich gas program, tying-in a well drilled late in 2010 and drilling and completing three additional wells. These four Elkton wells had average 30 day IP rates of 480 boe per day with 50 bbls per MMcf liquid yield. These positive results have validated additional well locations for 2012.

East Bodo and Cactus

The East Bodo and Cactus heavy oil properties which straddle the Alberta-Saskatchewan border produce primarily from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding with enhanced oil recovery through the injection of polymer.

In 2011, positive results from Pengrowth’s ongoing polymer flood in the Lloydminster formation at East Bodo led to an additional 35 wells being drilled in the third quarter of 2011.

Completion and tie-in operations were executed during the fourth quarter on 26 producers and nine injectors. At the end of 2011 this project was ramping up and had added approximately 360 boe per day of production to Pengrowth’s exit rate.

2012 Capital Program

Pengrowth currently anticipates a 2012 capital program, excluding acquisitions, of $625 million, an increase of three percent from 2011 net capital expenditures of $609.1 million. Pengrowth’s operated 2012 capital program is 100 percent focused on development of oil and liquids rich gas plays, with the majority of the capital to be spent in the three key areas of Swan Hills ($255 million), the Olds area ($85 million) and the Lindbergh SAGD ($59 million).

PENGROWTH 2011 Management’s Discussion & Analysis	13

RESERVES AND PERFORMANCE MEASURES

Reserves – Company Interest

Reserves Summary	2011	2010	2009
Proved Reserves
Drill + Revisions + Improved Recovery (mmboe) for the year	41.0	20.5	11.3
Net Acquisitions (Dispositions) (mmboe) for the year	(0.2)	11.2	(0.9)
Total Proved Reserves at period end	234.9	221.0	216.6
Proved Reserve replacement ratio excluding net acquisitions	152%	75%	39%
Proved Reserve replacement ratio including net acquisitions	151%	116%	36%
Proved plus Probable Reserves (P+P)
Drill + Revisions + Improved Recovery (mmboe) for the year	39.3	27.1	2.6
Net Acquisitions (Dispositions) (mmboe) for the year	(0.3)	22.8	(1.3)
Total Proved plus Probable Reserves at period end	330.5	318.4	295.7
Total Production (MMboe)	27.0	27.3	29.0
P+P Reserve replacement ratio excluding net acquisitions	146%	99%	9%
P+P Reserve replacement ratio including net acquisitions	145%	183%	4%

Net capital expenditures increased 82 percent to $609.1 million in 2011 compared to $333.8 million in 2010. This increased capital spending resulted in higher reserve additions from drilling and revisions in 2011 compared to the previous year. New reserve additions from drilling and improved recovery projects amounted to 25.5 MMboe proved and 30.0 MMboe total proved plus probable internally replacing 152 percent of proved and 146 percent of proved plus probable reserves. Most significant were drilling extensions in our resource plays at Groundbirch, Judy Creek, Harmattan and Carson Creek and the implementation of a polymer flood in the East Bodo heavy oil property. In addition, technical revisions due to improved performance resulted in a net reserve increase of 15.6 MMboe proved and 9.3 MMboe total proved plus probable, primarily in Harmattan, Quirk Creek, Jenner and Carson Creek.

Further details of Pengrowth’s 2011 year-end reserves, Finding and Development (“F&D”) and Finding, Development & Acquisition (“FD&A”) calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on Edgar (www.sec.gov).

Performance Measures

Finding & Development Costs & Recycle Ratio	2011	2010	2009	3 year weighted average
Excluding Net Acquisitions (F&D)
Excluding Changes in FDC
Recycle Ratio (1) (3)	1.9	2.2	0.3	1.7
F&D costs per boe – proved plus probable	$15.34	$12.15	$78.47	$16.44
Including Changes in FDC
Recycle Ratio (1) (3)	1.4	1.8	0.9	1.5
F&D costs per boe – proved plus probable	$20.12	$15.32	$30.81	$18.63
Including Net Acquisitions (FD&A)
Excluding Changes in FDC
Recycle Ratio (2) (3)	1.9	1.8	0.2	1.6
FD&A costs per boe – proved plus probable	$15.23	$14.61	$151.41	$16.84
Including Changes in FDC
Recycle Ratio (2) (3)	1.4	1.5	0.5	1.4
FD&A costs per boe – proved plus probable	$20.04	$18.46	$57.15	$19.69

(1)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

(2)	Recycle Ratio is calculated as operating netback per boe divided by FD&A costs per boe based on proved plus probable reserves.

(3)	Prior period restated to conform to presentation in the current period.

14	PENGROWTH 2011 Management’s Discussion & Analysis

The 2011 total proved plus probable F&D cost, including changes in Future Development Capital (“FDC”), was $20.12 per boe, a 31% increase from the 2010 F&D cost. The increase over last year is a reflection of a higher proportion of spending being made on oil and liquids rich gas projects as compared to dry gas projects in prior years. Also contributing to higher F&D costs is the accelerated pace and increasing costs for services associated with horizontal drilling and multi-stage frac completions for wells Pengrowth drilled in various resource plays. Drilling activity increased, particularly in the Swan Hills Trend, and proved plus probable reserve additions were 45 percent higher than in 2010.

Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2011 yielded a recycle ratio, excluding net acquisitions and including changes in FDC, of 1.4, in line with the three year average of 1.5. The decrease from the prior year is negatively impacted by the effect of declining natural gas prices on the average netback.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend. The trend in recent years for production per debt adjusted share has been relatively flat, but decreased slightly in 2011. Production fell below expectations in 2011 due to some uncontrollable external events in the first half of the year. Forest fires, power outages and unscheduled pipeline outages in Northern Alberta led to production being shut-in, while prolonged facility maintenance activities and severe wet weather limited access and transportation.

On a debt adjusted basis, total proved plus probable reserves per share also decreased in 2011, notwithstanding an overall reserve replacement ratio of 146% for the year. Pengrowth’s aggressive capital program for 2012 is targeting to restore reserve and production growth. Exiting 2011 at 76,789 boe per day is a positive step which Pengrowth intends to build on.

Other Performance Measures	2011	2010	2009
Production per debt adjusted share (boe/share) (1)	0.06	0.07	0.08
Reserves per debt adjusted share (boe/share) (1)	0.73	0.78	0.74

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all of the debt at the year-end share price of $10.76 in 2011, $12.78 in 2010 and $10.15 in 2009.

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2011	% of total	Sept 30, 2011	% of total	Dec 31, 2010	% of total	Dec 31, 2011	% of total	Dec 31, 2010	% of total
Light oil (bbls)	22,935	30	21,163	28	21,762	29	21,455	29	21,743	29
Heavy oil (bbls)	6,448	8	6,387	9	6,673	9	6,425	9	6,789	9
Natural gas liquids (bbls)	10,478	14	10,426	14	10,177	14	9,659	13	9,611	13
Natural gas (Mcf)	220,977	48	219,552	49	218,044	48	218,601	49	219,302	49
Total boe per day	76,691		74,568		74,953		73,973		74,693

The increase in the fourth quarter 2011 average daily production compared to the third quarter of 2011 is mainly attributable to production growth in the Swan Hills and Groundbirch areas as a result of our continued capital reinvestment program, and the recovery of development projects and base production after the extreme weather and pipeline outages in the second and third quarters.

Execution of Pengrowth’s 2012 capital program is expected to generate full year average production of between 74,500 and 76,500 boe per day, an increase of approximately two percent from our full year 2011 average production of 73,973 boe per day. Pengrowth’s average production estimate for 2012 excludes any production associated with the Lindbergh pilot project. Additional volumes from Lindbergh are anticipated in 2013 pending a successful pilot project.

Light Oil

Fourth quarter 2011 light oil production increased eight percent from the third quarter of 2011. This increase is mainly attributable to higher sales volumes at Judy Creek primarily due to new wells. In addition, volumes recovered from extreme weather and third party pipeline outages that occurred in the second and third quarters of 2011.

PENGROWTH 2011 Management’s Discussion & Analysis	15

Light oil production increased five percent in the fourth quarter of 2011 compared to the same quarter last year due to production from new wells in the Swan Hills area partially offset by natural decline. For the full year 2011 oil volumes were down one percent compared to the full year 2010 as reduced volumes in 2011 due to extreme weather, forest fires and unscheduled pipeline outages were mostly offset by new wells and optimization in the Swan Hills area.

Heavy Oil

Heavy oil production increased one percent in the fourth quarter of 2011 compared to the third quarter of 2011 as increased production at East Bodo and successful optimization activities in Jenner were mostly offset by reductions at Tangleflags due to surface and sub-surface maintenance work.

The three percent decrease between the fourth quarters of 2011 and 2010 and the five percent decrease year-over-year are attributable to increased maintenance activities and natural declines partially offset by the previously mentioned production gains in East Bodo and Jenner.

NGLs

NGL production was essentially unchanged in the fourth quarter of 2011 compared to the third quarter of 2011.

Volumes increased three percent in the fourth quarter of 2011 versus the same period last year due to additional production in Carson Creek and from the Olds Elkton development program. NGL production remained unchanged for the full year 2011 compared to 2010 as the previously mentioned increases at Carson Creek and Olds were offset by turnaround activities in Harmattan, one less condensate shipment at Sable Offshore Energy Project (“SOEP”) and normal declines.

Natural Gas

Fourth quarter natural gas production remained relatively unchanged compared to the third quarter of 2011 as new production at Groundbirch was offset by turnaround activities in the Harmattan area.

Gas production increased one percent in the fourth quarter of 2011 compared to the same period in 2010 and remained steady year-over-year. Increased gas production from Groundbirch and the Olds Elkton development program was offset by planned maintenance shutdowns and natural declines.

COMMODITY PRICES

Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$ unless otherwise indicated)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Light oil (per bbl) (1)	95.19	89.61	78.52	92.55	76.07
after realized commodity risk management (1)	91.58	91.95	76.13	89.94	76.22
Heavy oil (per bbl)	76.13	62.36	60.42	68.24	60.22
Natural gas liquids (per bbl)	70.54	66.58	56.74	69.31	56.99
Natural gas (per Mcf)	3.26	3.57	3.68	3.61	4.08
after realized commodity risk management	3.77	4.05	4.87	4.08	5.00
Total per boe (1)	53.88	50.61	46.58	52.50	46.93
after realized commodity risk management (1)	54.28	52.68	49.34	53.13	49.68
Other production income (1)	0.89	0.81	0.67	0.71	0.52
Total oil and gas sales per boe (1)	55.17	53.49	50.01	53.84	50.20
Average Benchmark prices
WTI oil (U.S.$ per bbl)	94.06	89.54	85.24	95.11	79.61
AECO spot gas (Cdn$ per MMBtu)	3.19	3.66	3.61	3.63	3.99
NYMEX gas (U.S.$ per MMBtu)	3.48	4.05	3.98	4.03	4.38
Currency exchange rate ($US = $1 Cdn)	0.98	1.02	0.99	1.01	0.97

(1)	Prior periods restated to conform to presentation in the current period.

16	PENGROWTH 2011 Management’s Discussion & Analysis

For the full year 2011, WTI benchmark crude oil prices increased 19 percent from 2010, averaging U.S. $95.11 per barrel compared to an average price of U.S. $79.61 per barrel in 2010. 2011 fourth quarter benchmark crude prices increased five percent from an average price of U.S. $89.54 per bbl in the third quarter 2011 and 10 percent from an average price of U.S. $85.24 in the fourth quarter 2010. Pengrowth’s average realized price for light oil, after risk management activities, averaged Cdn $89.94 per barrel in 2011 compared to Cdn $76.22 in 2010, an 18 percent increase. Fourth quarter 2011 realized prices were essentially unchanged from the third quarter 2011, primarily due to lower realized commodity risk management activities. Compared to the same quarter last year, fourth quarter 2011 realized prices were 21 percent higher primarily due to higher benchmark prices.

Natural gas markets continued their downward trend in 2011 as mild weather combined with oversupply issues largely attributable to increased production from shale gas plays more than offset demand. The U.S. based NYMEX natural gas benchmark averaged U.S. $4.03 per MMBtu in 2011, an eight percent decline from 2010 average prices of U.S. $4.38 per MMBtu. Fourth quarter 2011 benchmark prices decreased 14 percent from an average price of U.S. $4.05 per MMBtu in the third quarter 2011 and 13 percent from an average price of U.S. $3.98 per MMBtu in the fourth quarter 2010.

AECO spot prices continued to trade at a discount to the NYMEX benchmark, although the gap narrowed throughout the year. AECO spot prices declined nine percent year over year to an average price of Cdn $3.63 per MMBtu in 2011 from Cdn $3.99 per MMBtu in 2010. Fourth quarter 2011 prices decreased approximately 13 percent from the third quarter 2011 average price of Cdn $3.66 per MMBtu and 12 percent from the fourth quarter 2010 average price of Cdn $3.61 per MMBtu.

Pengrowth’s average realized natural gas price after risk management activities was Cdn $4.08 per Mcf in 2011, an 18 percent decline compared to the 2010 average realized price of Cdn $5.00 per Mcf. Fourth quarter 2011 prices declined seven percent and 23 percent when compared to third quarter 2011 and fourth quarter 2010 average realized prices of Cdn $4.05 per Mcf and Cdn $4.87 per Mcf. The decline in average realized prices quarter over quarter is mainly attributable to the decline in the benchmark prices partially offset by risk management activities. On a year over year basis, realized prices were also lower due to a lower contribution from realized gas commodity risk management activities in 2011.

Pengrowth’s full year total average realized price, after risk management activities was Cdn $53.13 per boe in 2011, an approximate seven percent increase over the 2010 average of Cdn $49.68 per boe. This increase is primarily a result of higher benchmark prices for crude oil partially offset by lower natural gas prices and lower contribution from gas commodity risk contracts. Total average realized price of Cdn $54.28 per boe in the fourth quarter of 2011 was three percent higher than Cdn $52.68 per boe in the third quarter of 2011 and 10 percent higher than the average realized price of Cdn $49.34 per boe in the fourth quarter 2010. The higher realized price compared to the third quarter 2011 was primarily due to higher crude oil benchmark prices partially offset by weaker benchmark natural gas prices. Compared to the same quarter last year, realized prices in the fourth quarter of 2011 were higher due to stronger benchmark prices for crude oil, partially offset by a lower contribution from realized gas commodity risk management activities in 2011.

Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Realized
Light oil ($ millions)	(7.6)	4.6	(4.8)	(20.4)	1.2
Light oil ($ per bbl)	(3.61)	2.34	(2.39)	(2.61)	0.15
Natural gas ($ millions)	10.4	9.6	23.9	37.3	73.9
Natural gas ($ per Mcf)	0.51	0.48	1.19	0.47	0.92
Combined ($ millions)	2.8	14.2	19.1	16.9	75.1
Combined ($ per boe)	0.40	2.07	2.76	0.63	2.75
Unrealized
Total unrealized risk management (liabilities) assets at period end ($ millions)	(42.0)	60.8	(2.1)	(42.0)	(2.1)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	60.8	2.7	50.4	(2.1)	(9.0)
Unrealized (loss) gain on risk management contracts	(102.8)	58.1	(52.5)	(39.9)	6.9

PENGROWTH 2011 Management’s Discussion & Analysis	17

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

A $7.6 million realized risk management loss in the fourth quarter of 2011 from crude oil risk management activities, compared to a $4.6 million gain in the third quarter of 2011 was due to benchmark oil prices in the quarter rising higher than the average price achieved through our commodity risk management activities. The $20.4 million realized risk management loss for the year, compared to a $1.2 million gain in 2010 was due to benchmark crude oil prices exceeding our average fixed contracted oil price in 2011.

Realized gains from natural gas commodity risk management activities decreased to $37.3 million for the year ending 2011 compared to $73.9 million for the same period last year; as the 2011 gas fixed contracted price and volumes were lower than in 2010. These factors also contributed to the lower natural gas realized risk management gain of $10.4 million in the fourth quarter 2011 compared to $23.9 million for the same period last year.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. A $102.8 million unrealized loss in the fourth quarter of 2011 compared to a $58.1 million gain in the third quarter of 2011 was due to an increase in the forward price curve for crude oil at period end December 31, 2011 from September 30, 2011 coupled with additional oil risk management contracts entered into during the fourth quarter. A $39.9 million unrealized loss at December 31, 2011, compared to a $6.9 million gain at December 31, 2010, is due to an increase in the forward price curve for crude oil, as well significantly lower risk managed gas volumes at lower contracted prices as at December 31, 2011 as compared to December 31, 2010.

As of December 31, 2011, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	17,000	Jan 1, 2012 - Dec 31, 2012	$93.23	Cdn
WTI (1)	3,500	Jan 1, 2013 - Dec 31, 2013	$95.29	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:
Reference Point	Volume (MMBtu/d)	Term	Price per MMbtu
Financial:
AECO	14,217	Jan 1, 2012 - Dec 31, 2012	$4.45	Cdn

Power:
Reference Point	Volume (MW)	Term	Price per MW
Financial:
AESO	15	Jan 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 - Dec 31, 2013	$74.50	Cdn

Based on our 2012 production forecast, the above contracts represent approximately 65 percent of estimated total oil volumes at an average price of $93.23 per bbl and approximately nine percent of estimated natural gas volumes at $4.45 per MMBtu. The power contracts represent approximately 15 percent of estimated 2012 consumption.

Each Cdn $1 per barrel change in future oil prices results in approximately $7.5 million pre-tax change in the value of the crude contracts, while each Cdn $0.25 per MMBtu change in future natural gas prices results in approximately $1.3 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the Statement of Income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

18	PENGROWTH 2011 Management’s Discussion & Analysis

If each contract were to settle at the contract price in effect at December 31, 2011, future revenue and cash flow would be $42.0 million lower than if the contracts were not in place based on the estimated fair value of the risk management liability at period end. The $42.0 million liability is composed of a net liability of $38.6 million relating to contracts expiring within one year and a net liability of $3.4 million relating to contracts expiring beyond one year. Pengrowth currently fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each Cdn $1 per MW change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Balance Sheet at their fair value and recognizes changes in fair value on the Statement of Income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the Statement Income and impacts cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Interest Production or estimated Power Consumption	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMBtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales revenue inclusive of realized commodity risk management activities

	Three months ended						Twelve months ended
($ millions except percentages) Sales Revenue	Dec 31, 2011	% of total	Sept 30, 2011	% of total	Dec 31, 2010	% of total	Dec 31, 2011	% of total	Dec 31, 2010	% of total
Light oil (1)	193.2	49	179.1	49	152.4	44	704.3	49	604.9	44
Heavy oil	45.2	12	36.6	10	37.1	11	160.0	11	149.2	11
Natural gas liquids	68.0	17	63.9	17	53.1	15	244.4	17	199.9	15
Natural gas	76.5	20	81.8	22	97.6	29	325.9	22	400.4	29
Brokered sales/sulphur (1)	6.3	2	5.5	1	4.7	1	19.1	1	14.3	1
Total oil and gas sales (1)	389.2		366.9		344.9		1,453.7		1,368.7

(1)	Prior period restated to conform to presentation in the current period.

PENGROWTH 2011 Management’s Discussion & Analysis	19

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities, for the fourth quarter of 2011 compared to the fourth quarter of 2010. The increased commodity prices realized for liquids after commodity risk management activities during the fourth quarter of 2011 are the primary reason for higher oil and gas sales.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (1) (2)	Total (1)
Quarter ended December 31, 2010	152.4	97.6	53.1	37.1	4.7	344.9
Effect of change in product prices	35.2	(8.6)	13.3	9.3	–	49.2
Effect of change in realized commodity risk management activities	(2.8)	(13.5)	–	–	–	(16.3)
Effect of change in sales volumes	8.5	1.0	1.6	(1.3)	–	9.8
Other	(0.1)	–	–	0.1	1.6	1.6
Quarter ended December 31, 2011	193.2	76.5	68.0	45.2	6.3	389.2

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the full year of 2011 compared to the same period of 2010. The increased commodity prices realized for liquids during the full year of 2011 have more than offset the impact of lower production volumes, reduced gains from commodity risk management activities and lower realized prices for natural gas.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil	Other (1) (2)	Total (1)
Twelve month period ended December 31, 2010	604.9	400.4	199.9	149.2	14.3	1,368.7
Effect of change in product prices	129.1	(37.0)	43.5	18.8	–	154.4
Effect of change in realized commodity risk management activities	(21.6)	(36.6)	–	–	–	(58.2)
Effect of change in sales volumes	(8.0)	(1.0)	1.0	(8.0)	–	(16.0)
Other	(0.1)	0.1	–	–	4.8	4.8
Twelve month period ended December 31, 2011	704.3	325.9	244.4	160.0	19.1	1,453.7

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

ROYALTY EXPENSE

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Royalty expense	72.3	73.1	60.9	277.9	252.7
$ per boe	10.25	10.65	8.83	10.29	9.27
Royalties as a percent of sales (1)	18.6%	19.9%	17.7%	19.1%	18.5%
Royalties as a percent of sales excluding realized risk management contracts (1)	18.7%	20.7%	18.7%	19.3%	19.5%

(1)	Prior period restated to conform to presentation in the current period.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Fourth quarter royalty rates decreased compared to the third quarter of 2011 due to prior period royalty credits and gas cost allowance claims. The higher royalty rate in the fourth quarter of 2011 compared to the same period last year is due to higher gas cost allowance claims in the fourth quarter of 2010. On a year-over-year basis, royalties as a percentage of sales are higher in 2011 as the percentage of sales revenues from light oil and natural gas liquids have increased resulting in a higher overall royalty rate.

20	PENGROWTH 2011 Management’s Discussion & Analysis

Royalty expense for 2012 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Operating expenses (1)	99.7	99.5	104.9	382.0	357.2
$ per boe	14.13	14.51	15.21	14.15	13.10

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the fourth quarter of 2011 were relatively unchanged from the third quarter of 2011 however, decreased two percent on a per boe basis. Fourth quarter operating cost savings, primarily in well servicing and general maintenance offset a slight increase in power costs quarter-over-quarter. Subsurface activity and lease and right-of-way maintenance in the fourth quarter of 2011 were significantly down from the same period in 2010 and more than offset the impact of higher power costs when comparing the same two periods.

For the full year of 2011 compared to 2010, operating expenses increased seven percent. Increased expenses were primarily attributable to significantly higher power prices, which represented two-thirds of the year-over-year increase. In addition, increased subsurface maintenance and optimization, increased road, lease and right-of-way maintenance attributable to flooding and extreme wet weather conditions and increased turnaround activity also contributed to higher operating costs in 2011.

2012 operating expenses are forecast to be $384 million or $13.89 per boe. Power costs are approximately 20 percent of Pengrowth’s operating costs and will continue to be actively managed through optimizing power usage and risk management programs.

TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions except per bbl and per Mcf amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil transportation (1)	3.7	6.3	4.1	18.4	16.6
$ per bbl	1.75	3.25	2.07	2.34	2.09
Natural gas transportation	1.7	1.8	2.4	7.1	8.5
$ per Mcf	0.09	0.09	0.12	0.09	0.11
NGL transportation	0.2	–	–	0.2	–
$ per bbl	0.20	–	–	0.05	–

(1)	Prior period restated to conform to presentation in the current period.

Oil transportation decreased approximately 41 percent in the fourth quarter of 2011 compared to the third quarter of 2011 primarily due to a decrease in Pengrowth’s clean product trucking costs as the Rainbow Pipeline, which experienced an unscheduled interruption in May 2011, resumed shipping in September 2011. Overall transportation costs increased two percent year-over-year as higher clean product trucking costs were mostly offset by reduced natural gas transportation, primarily due to renegotiated rates.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

PENGROWTH 2011 Management’s Discussion & Analysis	21

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the Statement of Income and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production.

Pengrowth realized an average operating netback of $29.99 per boe in the fourth quarter of 2011 compared to $27.15 per boe in the third quarter of 2011 and $25.02 per boe for the fourth quarter of 2010. The increase in the netback in the fourth quarter of 2011 compared to the third quarter of 2011 is primarily due to higher NGL and heavy oil commodity prices. Operating netback for the full year of 2011 is higher than the same period of 2010 as a result of higher liquids commodity prices partially offset by higher operating and royalty expenses, and lower natural gas prices.

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	55.17	53.49	50.01	53.84	50.20
Royalties	(10.25)	(10.65)	(8.83)	(10.29)	(9.27)
Operating expenses	(14.13)	(14.51)	(15.21)	(14.15)	(13.09)
Transportation costs (1)	(0.80)	(1.18)	(0.95)	(0.95)	(0.92)
Operating netback (1)	29.99	27.15	25.02	28.45	26.92

	Three months ended			Twelve months ended
Light Oil Netbacks ($ per bbl)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	92.49	92.89	76.83	90.75	76.83
Royalties	(21.29)	(20.46)	(17.32)	(20.37)	(17.32)
Operating expenses (1)	(15.40)	(17.78)	(18.22)	(16.26)	(15.91)
Transportation costs (1)	(1.75)	(3.25)	(2.07)	(2.36)	(2.10)
Operating netback (1)	54.05	51.40	39.23	51.76	41.50

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	76.13	62.36	60.42	68.24	60.22
Royalties	(13.65)	(14.23)	(11.25)	(13.81)	(11.84)
Operating expenses (1)	(13.91)	(15.54)	(16.23)	(14.45)	(15.76)
Operating netback	48.57	32.59	32.94	39.98	32.62

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales	70.54	66.58	56.74	69.31	56.99
Royalties	(14.51)	(19.42)	(13.97)	(16.92)	(14.80)
Operating expenses	(12.34)	(17.03)	(13.56)	(14.65)	(12.17)
Transportation costs	(0.20)	–	–	(0.05)	–
Operating netback	43.49	30.13	29.21	37.69	30.02

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per Mcf)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Oil & gas sales (1)	3.98	4.22	5.03	4.24	5.12
Royalties	(0.26)	(0.31)	(0.31)	(0.33)	(0.42)
Operating expenses (1)	(2.31)	(1.98)	(2.28)	(2.11)	(1.89)
Transportation costs	(0.09)	(0.09)	(0.12)	(0.09)	(0.11)
Operating netback	1.32	1.84	2.32	1.71	2.70

(1)	Prior period restated to conform to presentation in the current period.

22	PENGROWTH 2011 Management’s Discussion & Analysis

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Cash G&A expense	16.3	14.5	12.1	64.3	46.3
$ per boe	2.31	2.11	1.76	2.38	1.70
Non-cash G&A expense	2.0	2.4	(1.0)	11.0	4.6
$ per boe	0.28	0.35	(0.16)	0.41	0.17
Total G&A	18.3	16.9	11.1	75.3	50.9
$ per boe	2.60	2.46	1.61	2.79	1.87

Fourth quarter cash G&A expenses are higher when compared to the third quarter mainly due to increased information technology (“IT”) costs and professional services. Cash G&A expenses for 2011 include certain costs relating to IT, office facilities and operations support previously charged to operating expenses in 2010. The impact of this change for the fourth quarter and the full year of 2011 is approximately $2.3 million and approximately $12.7 million, respectively. In addition, severance costs, performance bonus true-up and non-recurring items contribute to higher cash G&A expenses in 2011 when compared to 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) (see Note 14 to the financial statements). The compensation costs associated with these plans are expensed over the applicable vesting period. The $6.4 million increase in the 2011 non-cash G&A as compared to 2010 was primarily due to the higher expense calculation for the new LTIP. Also contributing was a higher performance multiplier of 0.5 applicable to the Deferred Entitlement Share Units (“DESU”) in 2011 as compared to a zero performance multiplier booked in 2010 applicable to the DESUs that vested in 2011.

Total G&A costs are expected to decrease for 2012 to $2.68 per boe when compared to the full year 2011 of $2.79 per boe. Included in Pengrowth’s 2012 G&A forecast are non-cash G&A costs of approximately $0.49 per boe compared to $0.41 per boe in 2011.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Depletion, depreciation and amortization	117.6	112.8	108.2	437.9	432.4
$ per boe	16.67	16.44	15.69	16.22	15.86
Accretion	4.0	3.9	4.0	15.6	17.7
$ per boe	0.57	0.57	0.58	0.58	0.65

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves and is based on the dollar value of the property, plant and equipment asset base. Depletion expense in the fourth quarter of 2011 compared to the third quarter of 2011 reflects a higher depletion cost as a result of increased production offset by positive reserve revisions booked in the fourth quarter. Depletion expense in the fourth quarter and for the year ended 2011 compared to the same periods last year were higher due mainly to the impact of the increased capital program in 2011 as compared to 2010 and higher costs associated with horizontal drilling and multi-stage frac completions for wells drilled in the year.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion has remained relatively stable compared to the third quarter of 2011. Accretion has decreased year over year due a reduction in the discount rates late in 2010 with further reduction in the third and fourth quarters of 2011.

IMPAIRMENT

In the fourth quarter of 2011, Pengrowth recognized a $27.4 million pre-tax impairment charge on the producing portion of the Groundbirch CGU as the carrying value exceeded the fair value on December 31, 2011. Fair value was determined based on the total proved plus probable reserves estimated by Pengrowth’s independent reserves evaluator using the period end commodity price forecast of Pengrowth’s independent reserves evaluator and discounted at a market rate.

PENGROWTH 2011 Management’s Discussion & Analysis	23

This impairment charge resulted from a low natural gas price forecast by Pengrowth’s independent reserves evaluator and allocation of 2012 capital to properties with better economic returns. As a result, goodwill attributed to the Groundbirch CGU was reduced by $16.3 million to $Nil and the PP&E was reduced by $11.1 million. See Note 6 to the financial statements for detailed disclosure of the assumptions used to determine the fair value and the sensitivity of these assumptions on the impairment recognized.

INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Interest and Financing charges	21.1	19.3	19.6	75.9	70.5

At December 31, 2011, Pengrowth had $1 billion in long term debt. The majority of long term debt consists of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.3 percent. Pengrowth has an undrawn syndicated bank facility which is subject to prevailing market rates.

Pengrowth renewed the syndicated bank facility in the fourth quarter which extended the facility to a four year term due November 29, 2015. As a result, the amount of capitalized renewal fees on the previous 2010 bank renewal were expensed in the fourth quarter which led to the increased interest and financing fees in 2011.

The fees charged under the previous syndicated credit facility increased upon its renewal in the fourth quarter of 2010 when rates were reset. The higher fees combined with higher debt levels as a result of greater capital spending in 2011 resulted in higher interest and financing charges year over year. In addition, 2011 interest and financing charges include the amount expensed for the capitalized fees on the previous syndicated credit facility as noted above.

GAIN ON INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $35 million. The fair value of these shares has increased to $35 million as at December 31, 2011 resulting in an unrealized gain of $23 million in the fourth quarter of 2011. The fair value is based on the most recent private placement equity offering closed by the private company. See Note 5 to the financial statements for additional information.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the year ended December 31, 2011, Pengrowth recorded deferred tax expense of $22.3 million (December 31, 2010 – $171.3 million). No current income taxes were paid by Pengrowth in 2011 and 2010. See Note 12 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	28.8	(75.5)	31.0	(19.5)	50.7
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	2.8	(4.3)	3.3	(1.4)	7.4
	31.6	(79.8)	34.3	(20.9)	58.1
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	(2.4)	3.4	(4.5)	1.8	(8.1)
Total Unrealized foreign exchange gain (loss)	29.2	(76.4)	29.7	(19.1)	49.9
Realized foreign exchange (loss) gain	(0.6)	(0.8)	–	(1.6)	(2.1)

24	PENGROWTH 2011 Management’s Discussion & Analysis

Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The total unrealized foreign exchange gain in the fourth quarter was $29.2 million compared to an unrealized foreign exchange loss of $76.4 million and a gain of $29.7 million in the third quarter of 2011 and fourth quarter of 2010, respectively. The unrealized foreign exchange gain this quarter compared to the loss in the third quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since September 2011. The total unrealized foreign exchange loss as at December 31, 2011 was $19.1 million, compared to an unrealized gain of $49.9 million as at December 31, 2010. The unrealized loss this year compared to the gain in the prior year was mainly the result of a decrease in the closing exchange rate of the Canadian dollar to U.S. dollar since 2010.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

($ millions)	Dec 31, 2011	Dec 31, 2010	Change
ARO, opening balance	447.1	450.6	(3.5)
Revisions due to discount rate changes	206.6	90.9	115.7
Expenditures on remediation	(21.9)	(20.9)	(1.0)
Accretion and Other (1)	29.1	(73.5)	102.6
ARO, closing balance	660.9	447.1	213.8

(1)	2010 includes revision for inflation.

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the year ended December 31, 2011, Pengrowth’s ARO liability increased by $213.8 million. The increase is mainly due to the ARO discount rate being revised from three and one half percent per annum in the first six months of 2011 to three percent per annum in the third quarter, and then to two and one half percent per annum in the fourth quarter to reflect changes to the underlying risk free long term Government of Canada bond yield.

Pengrowth has estimated the net present value of its total ARO to be $660.9 million as at December 31, 2011 (December 31, 2010 – $447.1 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free rate of two and one half percent per annum and an inflation rate of one and one half percent were used to calculate the net present value of the ARO.

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE

During 2011, Pengrowth’s contributions were $7.1 million (December 31, 2010 – $7.6 million), into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The total balance of the remediation trust funds was $49.7 million at December 31, 2011 (December 31, 2010 – $42.1 million).

Every five years Pengrowth must evaluate the value of the assets in the Judy Creek remediation trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.

As a working interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the raw gas delivered and processed at the various facilities; funding levels for this fund may change each year pending a review by the owners.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2011, Pengrowth spent $21.9 million on abandonment and reclamation (December 31, 2010 – $20.9 million). Pengrowth expects to spend approximately $18.5 million in 2012 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

PENGROWTH 2011 Management’s Discussion & Analysis	25

CLIMATE CHANGE PROGRAMS

Since becoming effective July 1, 2007, Alberta regulates Greenhouse Gas (“GHG”) emissions under the Climate Change and Emissions Management Act, the Specified Gas Reporting Regulation (the “SGRR”), which imposes GHG emissions reporting requirements, and the Specified Gas Emitters Regulation (the “SGER”) which imposes GHG emissions limits. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average baseline emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth in 2011 operated two facilities that are subject to the Alberta climate change regulations where a 12 percent reduction from the baseline is required. Collectively, these facilities have reduced emissions by approximately 34 percent exceeding current-day requirements. Further reductions to baseline targets may occur and Pengrowth is assessing options for meeting future changes to greenhouse gas emission requirements. If the emissions remain at the current levels and the baseline is modified, Pengrowth may experience additional annual costs of as much as $0.5 million for the acquisition of credits relating to the facilities. Unutilized credits from one year may be carried forward to future years. For further information, see Pengrowth’s AIF. Pengrowth is waiting on additional information from other jurisdictions to assess the impact it will have on its operations.

GOODWILL

In accordance with IFRS, goodwill is tested for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment of impairment of property, plant and equipment. As at December 31, 2011, Pengrowth recorded goodwill of $700.7 million. Goodwill decreased by $16.3 million in the current year due to an impairment of the producing portion of the Groundbirch property acquired in the Monterey Exploration Ltd. business combination. See Notes 4 and 8 to the financial statements for details. Management has assessed the remaining goodwill for impairment and determined there is no additional impairment at December 31, 2011.

WORKING CAPITAL

The working capital deficiency at December 31, 2011 was $137.3 million, compared to $109.2 million at December 31, 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Dec 31, 2011	Dec 31, 2010	Change
($ millions) Term credit facilities	$–	$39.0	$(39.0)
Senior unsecured notes	1,007.7	985.4	22.3
Long term debt	1,007.7	1,024.4	(16.7)
Working capital deficiency	137.3	109.2	28.1
Total debt	$1,145.0	$1,133.6	$11.4

Years Ended	Dec 31 2011	Dec 31 2010	Change
Net income	$84.5	$149.8	$(65.3)
Add:
Interest and financing charges	75.9	70.5	5.4
Deferred tax expense	22.3	171.3	(149.0)
Depletion, depreciation, amortization and accretion	453.5	450.1	3.4
Impairment of assets	27.4	–	27.4
Other non-cash expenses (income)	34.8	(145.4)	180.2
EBITDA	$698.4	$696.3	$2.1
Total debt to EBITDA	1.6	1.6
Total Capitalization (1)	$4,492.3	$4,315.9	$176.4
Total debt as a percentage of total capitalization	25.5%	26.3%

(1)	Total capitalization includes total outstanding debt plus Shareholders’ Equity. Total outstanding debt includes working capital deficit (excess).

26	PENGROWTH 2011 Management’s Discussion & Analysis

As at December 31, 2011, long term debt decreased by $16.7 million from December 31, 2010. In November 2011, Pengrowth completed an equity offering for net proceeds of $288.1 million which was used primarily to pay down amounts owing on the revolving credit facility as a result of an increased capital program in 2011. The decrease in long term debt was offset by an increase of $21.0 million due to foreign currency translation losses of approximately $19.6 million on the U.S. dollar denominated debt, and $1.4 million on the U.K. pound sterling denominated debt. The decrease in debt resulted in a trailing 12 month Total Debt to EBITDA ratio at December 31, 2011 of 1.6x which is within corporate targets.

Term Credit Facilities

At December 31, 2011, Pengrowth’s revolving credit facility was undrawn (December 31, 2010 – $39 million) and letters of credit of $24 million (December 31, 2010 – $18 million) were outstanding. The credit facility includes a committed value of $1 billion and a $250 million expansion feature providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity subject to syndicate approval.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at December 31, 2011, this facility was undrawn (December 31, 2010 – $22 million) and $1.5 million (December 31, 2010 – $5 million) in outstanding letters of credit were outstanding. When utilized, this facility appears on the Balance Sheet as a current liability in Bank indebtedness.

Together, these two facilities provide Pengrowth with approximately $1,062 million of available credit capacity at December 31, 2011, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2011. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt (excluding working capital) must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 17 to the December 31, 2011, financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

PENGROWTH 2011 Management’s Discussion & Analysis	27

During the year ended December 31, 2011, 5.0 million shares were issued for cash proceeds of $54.7 million under the DRIP compared to 2.3 million trust units for cash proceeds of $24.1 million for the same period last year.

On January 3, 2012, Pengrowth announced that it has introduced a Premium Dividend™ program in addition to the DRIP, effective February 2012.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 18 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, net income and dividends declared with the excess (shortfall) over dividends and Payout Ratio:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Funds flow from operations	171.1	150.4	139.9	620.0	626.2
Net (loss) income	(9.0)	(0.5)	(152.0)	84.5	149.8
Dividends declared	73.5	69.2	45.1 (1)	280.2	232.6 (1)
Dividends declared per share	0.21	0.21	0.14 (1)	0.84	0.77 (1)
Excess of funds flow from operations less dividends declared	97.6	81.2	94.8	339.8	393.6
Per Share	0.28	0.25	0.30	1.02	1.31
Shortfall of net (loss) income less dividends declared	(82.5)	(69.7)	(197.1)	(195.7)	(82.8)
Per Share	(0.24)	(0.21)	(0.61)	(0.59)	(0.28)
Payout Ratio	43%	46%	32%	45%	37%

(1)	Reflects one month less of distributions declared as a result of the corporate conversion.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products. As such, Funds Flow from Operations is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 18 to the financial statements.

DIVIDENDS

The board of directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

During 2011, cash dividends were paid to shareholders on the 15th or next business day of the month. Pengrowth paid $0.07 per share in each of the months January through December 2011, for an aggregate cash dividend of $0.84 per share.

28	PENGROWTH 2011 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011 and 2010.

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($ per boe)	51.15	54.41	52.68	54.28
Operating netback ($ per boe)	27.64	28.97	27.15	29.99

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	362.7	340.8	320.3	344.9
Net income (loss) ($ millions)	139.0	18.2	144.6	(152.0)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($ millions)	161.5	175.5	149.3	139.9
Dividends declared ($ millions)	61.0	61.2	65.3	45.1 (2)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14 (2)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe) (1)	52.79	49.17	47.39	49.34
Operating netback ($ per boe) (1)	28.24	27.75	26.64	25.02

(1)	Prior period restated to conform to presentation in the current period.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

In addition to natural decline, production changes over these quarters was a result of production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires and unscheduled maintenance in the third quarter of 2010 partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gains on investments, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Funds flow was also impacted by changes in royalty expense, operating and general and administrative costs.

PENGROWTH 2011 Management’s Discussion & Analysis	29

Selected Annual Information

The table below provides a summary of selected annual financial information for the years ended 2011, 2010, and 2009.

	Twelve months ended December 31
($ millions unless otherwise indicated)	2011	2010	2009(2)
Oil and gas sales (1)	1,453.7	1,368.7	1,351.5
Net income (2)	84.5	149.8	84.9
Net income per share (3) ($)	0.25	0.50	0.32
Net income per share (3) – diluted ($)	0.25	0.49	0.32
Dividends declared per share ($) (4)	0.84	0.77	1.08
Total assets	5,644.7	5,226.6	4,693.6
Long term debt (5)	1,007.7	1,024.4	982.4
Shareholders’ equity (3)	3,347.3	3,182.3	2,795.2
Number of shares outstanding at year end (thousands)	360,282	326,024	289,835

(1)	Prior period restated to conform to presentation in the current period.

(2)	Pengrowth’s IFRS transition date was January 1, 2010. 2009 comparative information has not been restated.

(3)	Comparative amounts are Trust units and Trust Unitholders’ equity.

(4)	2010 reflects one month less of distribution declared as a result of the corporate conversion.

(5)	Includes long term debt and convertible debentures, as applicable.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2012	2013	2014	2015	2016	Thereafter	Total
Long term debt (1)	$–	$50.9	$–	$151.7	$–	$808.8	$1,011.4
Interest payments on long term debt (2)	63.1	61.2	60.4	58.0	52.7	70.7	366.1
Other (3)	15.7	15.4	15.0	14.2	14.0	15.9	90.2
	$78.8	$127.5	$75.4	$223.9	$66.7	$895.4	$1,467.7
Purchase obligations
Pipeline transportation	28.5	22.5	19.4	17.5	2.1	0.5	90.5
CO2 purchases (4)	2.9	2.9	2.9	2.9	0.8	–	12.4
	$31.4	$25.4	$22.3	$20.4	$2.9	$0.5	$102.9
Remediation trust fund payments	0.3	0.3	0.3	0.3	0.3	11.0	12.5
	$110.5	$153.2	$98.0	$244.6	$69.9	$906.9	$1,583.1

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt translated using the year end exchange rate. (See Note 10 to the financial statements).

(2)	Interest payments are calculated at period end exchange rates and interest rates except for foreign denominated fixed rate debt which is calculated at the actual interest rate.

(3)	Includes office rent and vehicle leases.

(4)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

30	PENGROWTH 2011 Management’s Discussion & Analysis

SUMMARY OF COMMON SHARE TRADING DATA

		High	Low	Close	Volume (000s)	Value ($ millions)
TSX - PGF (Cdn $)
2011	1st quarter	$13.80	$11.98	$13.41	61,957	795.7
	2nd quarter	$13.96	$11.56	$12.15	39,337	500.2
	3rd quarter	$12.84	$9.33	$9.47	39,079	431.7
	4th quarter	$11.18	$8.48	$10.76	58,503	610.7
	Year	$13.96	$8.48	$10.76	198,876	2,338.4

2010	1st quarter	$11.96	$10.15	$11.75	33,376	372.7
	2nd quarter	$12.00	$8.50	$9.73	34,038	361.0
	3rd quarter	$11.44	$9.40	$11.34	47,522	488.8
	4th quarter	$13.38	$11.29	$12.78	70,469	896.9
	Year	$13.38	$8.50	$12.78	185,405	2,119.4

NYSE - PGH (U.S. $)
2011	1st quarter	$14.14	$12.09	$13.83	21,853	284.8
	2nd quarter	$14.60	$11.81	$12.58	25,342	332.4
	3rd quarter	$13.60	$8.94	$8.99	31,966	357.3
	4th quarter	$11.00	$7.99	$10.53	25,754	258.1
	Year	$14.60	$7.99	$10.53	104,916	1,232.6

2010	1st quarter	$11.78	$9.78	$11.66	20,473	218.8
	2nd quarter	$11.97	$7.67	$9.16	26,059	268.7
	3rd quarter	$11.10	$8.85	$11.06	20,153	200.0
	4th quarter	$13.25	$11.02	$12.86	19,810	245.0
	Year	$13.25	$7.67	$12.86	86,493	932.5

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principle source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to maintain the current dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

PENGROWTH 2011 Management’s Discussion & Analysis	31

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•	Uncertainty in international financial markets concerning could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust operational practice, increase compliance and incur additional cost as a result.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	Availability of specialized equipment and goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase.

•	During times of increased activity it may be more difficult to hire and retain staff and the cost for certain skills may increase.

32	PENGROWTH 2011 Management’s Discussion & Analysis

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for Steam Assisted Gravity Drainage (“SAGD”) projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•

The performance and results of a SAGD project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a SAGD project.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•	As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

OUTLOOK

Pengrowth currently anticipates a 2012 capital program, excluding acquisitions, of $625 million, an increase of three percent from 2011 net capital expenditures of $609.1 million. Pengrowth’s operated 2012 capital program is 100 percent focused on development of oil and liquids rich gas plays, with the majority of the capital to be spent in the three key areas of Swan Hills ($255 million), the Olds area ($85 million) and the Lindbergh SAGD ($59 million).

Execution of Pengrowth’s 2012 capital program is expected to generate full year average production of between 74,500 and 76,500 boe per day, an increase of approximately two percent from our full year 2011 average production of 73,973 boe per day. Pengrowth’s average production estimate for 2012 excludes any production associated with the Lindbergh pilot project.

PENGROWTH 2011 Management’s Discussion & Analysis	33

2012 operating expenses are forecast to be $384 million, essentially flat to 2011, however Pengrowth expects operating costs per boe to decrease to $13.89 due to additional production volumes.

Total G&A costs are expected to decrease for 2012 to $2.68 per boe when compared to the full year 2011 costs of $2.79 per boe. Included in Pengrowth’s 2012 G&A forecast are non-cash G&A costs of approximately $0.49 per boe compared to $0.41 per boe in 2011.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences on the balances as at and for the three months and twelve months ended December 31, 2010 under IFRS compared to the amounts published under previous GAAP.

•	Property, Plant & Equipment (PP&E)

•	Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, depletion is calculated on a unit of production method at a field or group of fields.

•

These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $27 million for the three months ended December 31, 2010 and $112 million for the year ended December 31, 2010.

•	Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•	Pengrowth recorded a gain of approximately $7 million in the three months ended December 31, 2010 and $18 million for the year ended December 31, 2010.

•	Under IFRS, the gain on equity investment was disclosed below the determination of operating income.

•	Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

•	As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31, 2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves. The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•	ARO

•	Discount Rate

•

Under previous GAAP, Pengrowth was required to use a credit adjusted discount rate in estimating the ARO, which was eight percent at the date of transition. Under IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

34	PENGROWTH 2011 Management’s Discussion & Analysis

•

The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability as at January 1, 2010 which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010 as a result of using a lower discount rate.

•

As of December 31, 2010, an inflation rate of one and one half percent per annum and a discount rate of three and one half percent per annum was used to calculate the ARO liability. Under previous GAAP, a credit adjusted discount rate of eight percent per annum and inflation rate of one and one half percent per annum was used. As a result, the ARO liability under IFRS was $447 million as at December 31, 2010 as compared to $260 million as at December 31, 2010 under previous GAAP. Expected future escalated costs related to ARO were increased to $1,823 million as at December 31, 2010 as compared to $1,790 million as at December 31, 2010 under previous GAAP.

•	In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•	Deferred Income Taxes

•	Each of the adjustments discussed above resulted in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment, plus an additional $23 million of temporary differences incurred during 2010, was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•	Deferred tax expense of $35 million was recorded on IFRS adjustments to the 2010 income statement.

•	Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the Statement of (Loss) Income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of injectants for miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the Statement of Cash Flow.

•	Purchases of injectants are classified as a use of cash for investing activities under IFRS.

•

The Statement of Cash Flow includes a subtotal for Funds Flow from Operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation. Management believes that in addition to cash provided by operations, Funds Flow from Operations is a useful supplemental measure as it demonstrates the company’s ability to generate cash flow necessary to fund dividends and capital investments.

Pengrowth’s IFRS accounting policies are provided in Note 2 to the December 31, 2011 annual financial statements. In addition, Note 23 to the annual financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010 IFRS results. The reconciliations include January 1, 2010, and December 31, 2010 Balance Sheets as well as Statements of Income and Statements of Cash Flow for the year ended December 31, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2015 although earlier adoption is allowed. Pengrowth has not made any decision as to early adoption. Pengrowth is currently assessing the impact of this new standard.

PENGROWTH 2011 Management’s Discussion & Analysis	35

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IFRS 10.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is undertaking an examination of each of these joint arrangements. The impact of adoption cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IAS 28 – Investments in Associates (“IAS 28”)

IAS 28 was published in May 2011. IAS 28 prescribes the accounting for investments in associates and contains the requirements for the application of the equity method to investments in associates and joint ventures. The standard is applied prospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IAS 28.

DISCLOSURE CONTROLS AND PROCEDURES

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the CEO and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2011. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

36	PENGROWTH 2011 Management’s Discussion & Analysis

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2011, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2011. No changes were made to our internal control over financial reporting during the year ending December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2011 Management’s Discussion & Analysis	37

MANAGEMENT’S REPORT TO SHAREHOLDERS

MANAGEMENT’S RESPONSIBILITY TO SHAREHOLDERS

The financial statements and the notes to the financial statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the financial statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors (the Board) is assisted in exercising its responsibilities through the Audit and Risk Committee (the Committee) of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 28, 2012

38	PENGROWTH 2011 Financial Results

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited the accompanying financial statements of Pengrowth Energy Corporation (“the Corporation”), which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the statements of income, shareholders’ equity and cash flow for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the balance sheet of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flow for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28 , 2012 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 28, 2012

PENGROWTH 2011 Financial Results	39

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY
CORPORATION

We have audited Pengrowth Energy Corporation’s (the “Corporation”) internal control over financial reporting as of
December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance
with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Corporation as of
December 31, 2011, December 31, 2010 and January 1, 2010, and the related statements of income, shareholders’ equity and cash flow for the years ended December 31, 2011 and December 31, 2010, and our report dated
February 28, 2012 expressed an unqualified opinion on those financial statements.

Chartered Accountants

Calgary, Canada

February 28, 2012

40

PENGROWTH 2011 Financial Results

BALANCE SHEETS

(Stated in thousands of dollars)

As at

As at

As at

Note

December 31, 2011

December 31, 2010

January 1, 2010

(Note 23)

(Note 23)

ASSETS

Current Assets

Cash and cash equivalents

$
36,722

$
2,849

$
–

Accounts receivable

183,814

189,616

182,342

Fair value of risk management contracts

18

643

13,550

14,001

221,179

206,015

196,343

Deferred income taxes

–

–

40,917

Other assets

5

84,712

54,115

53,011

Property, plant and equipment

6

4,074,434

3,738,016

3,737,184

Exploration and evaluation assets

7

563,751

511,569

67,597

Goodwill

8

700,652

716,891

660,896

TOTAL ASSETS

$
5,644,728

$
5,226,606

$
4,755,948

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

10

$
–

$
22,000

$
11,563

Accounts payable

273,344

240,952

185,337

Dividends payable

25,220

22,534

40,590

Fair value of risk management contracts

18

39,753

9,278

17,555

Current portion of long term debt

–

–

157,546

Current portion of provisions

11

20,149

20,488

21,227

358,466

315,252

433,818

Fair value of risk management contracts

18

26,487

31,416

23,269

Convertible debentures

9

–

–

74,828

Long term debt

10

1,007,686

1,024,367

907,599

Provisions

11

646,998

434,532

439,064

Deferred income taxes

12

257,838

238,694

–

2,297,475

2,044,261

1,878,578

Shareholders’ Equity

Shareholders’ capital

13

3,525,222

3,171,719

4,927,324

Equity portion of convertible debentures

–

–

160

Contributed surplus

17,697

10,626

18,617

Deficit

13

(195,666
)

–

(2,068,731
)

3,347,253

3,182,345

2,877,370

Commitments

20

Contingencies

21

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,644,728

$
5,226,606

$
4,755,948

See accompanying notes to the financial statements.

Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director

Director

PENGROWTH 2011 Financial Results

STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

Year ended December 31

Note

2011

2010

(Note 23)

REVENUES

Oil and gas sales

$
1,453,735

$
1,368,713

Royalties, net of incentives

(277,945
)

(252,699
)

1,175,790

1,116,014

Unrealized (loss) gain on commodity risk management

18

(39,951
)

6,949

1,135,839

1,122,963

EXPENSES

Operating

382,024

357,178

Transportation

25,716

25,109

General and administrative

75,312

50,894

Depletion, depreciation and amortization

6

437,923

432,381

Impairment of assets

6, 8

27,360

–

948,335

865,562

OPERATING INCOME

187,504

257,401

Other (income) expense items

Gain on investments

4, 5

(23,000
)

(73,756
)

Gain on disposition of properties

(12,647
)

(18,425
)

Unrealized foreign exchange loss (gain)

19

19,098

(49,918
)

Realized foreign exchange loss

19

1,583

2,061

Interest and financing charges

75,924

70,464

Accretion

11

15,618

17,744

Other expense (income)

4,068

(11,926
)

INCOME BEFORE TAXES

106,860

321,157

Deferred income tax expense

12

22,328

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
84,532

$
149,836

NET INCOME PER SHARE

16

Basic

$
0.25

$
0.50

Diluted

$
0.25

$
0.49

See accompanying notes to the financial statements.

42

PENGROWTH 2011 Financial Results

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

Year Ended December 31

Note

2011

2010

(Note 23)

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
84,532

$
149,836

Depletion, depreciation and accretion

453,541

450,125

Impairment of assets

6, 8

27,360

–

Deferred income tax expense

22,328

171,321

Contract liability amortization

(1,677
)

(1,728
)

Unrealized foreign exchange loss (gain)

19

19,098

(49,918
)

Unrealized loss (gain) on commodity risk management

18

39,951

(6,949
)

Share based compensation

13

11,024

4,565

Non-cash gain on investments

4, 5

(23,000
)

(73,756
)

Gain on disposition of properties

(12,647
)

(18,425
)

Other items

(547
)

1,175

Funds flow from operations

619,963

626,246

Interest and financing charges

75,924

70,464

Expenditures on remediation

(21,939
)

(20,926
)

Changes in non-cash operating working capital

15

19,135

11,063

693,083

686,847

FINANCING

Dividends paid

(277,512
)

(250,640
)

Bank (repayment) indebtedness

(22,000
)

10,437

Long term debt decrease

10

(39,000
)

(24,581
)

Redemption of convertible debentures

9

–

(76,610
)

Interest paid

(72,612
)

(71,528
)

Other financing cost

(1,605
)

(3,110
)

Proceeds from equity issues

345,774

26,980

(66,955
)

(389,052
)

INVESTING

Capital expenditures

(608,463
)

(333,842
)

Other property acquisitions

(8,628
)

(20,171
)

Proceeds on property dispositions

16,935

60,721

Purchase of injectants

(4,126
)

(9,324
)

Other investments

–

(2,906
)

Change in remediation trust funds

(6,030
)

(6,952
)

Change in non-cash investing working capital

15

18,057

17,528

(592,255
)

(294,946
)

CHANGE IN CASH AND CASH EQUIVALENTS

33,873

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR

2,849

–

CASH AND CASH EQUIVALENTS AT END OF YEAR

$
36,722

$
2,849

See accompanying notes to the financial statements.

PENGROWTH 2011 Financial Results

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

Year ended December 31

Note

2011

2010

SHAREHOLDERS’ CAPITAL

Balance, beginning of year

$
3,171,719

$
–

Issued to trust unitholders

–

5,270,631

Issued to exchangable shareholders

–

52,567

Share based compensation

8,086

–

Issued under Dividend Reinvestment Plan

54,698

–

Issued for cash on equity issue

300,086

–

Share issue cost, net of tax

(9,367
)

–

Elimination of deficit

1

–

(2,151,479
)

Balance, end of year

3,525,222

3,171,719

TRUST UNITHOLDERS’ CAPITAL

Balance, beginning of year

–

4,927,324

Trust unit based compensation

–

7,250

Issued under Distribution Reinvestment Plan

–

24,072

Issued for the Monterey business combination

–

307,648

Issued on redemption of Exchangeable shares

–

11,339

Issue costs, net of tax

–

(623
)

Change in effective tax rate on issue costs

23

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

1

–

(5,270,631
)

Balance, end of year

–

–

EXCHANGEABLE SHARES

Balance, beginning of year

–

–

Issued for the Monterey business combination

–

54,939

Redemptions at fair value of trust units or common shares

–

8,967

Redeemed for trust units

–

(11,339
)

Exchanged for common shared under the Agreement

1

–

(52,567
)

Balance, end of year

–

–

CONTRIBUTED SURPLUS

Balance, beginning of year

10,626

18,617

Share based compensation

11,617

4,565

Exercise of share based compensation awards

(4,546
)

(3,589
)

Redemption of exchangable shares

–

(8,967
)

Balance, end of year

17,697

10,626

DEFICIT

Balance, beginning of year

–

(2,068,731
)

Net income

84,532

149,836

Dividends declared

(280,198
)

(232,584
)

Elimination of deficit

1

–

2,151,479

Balance, end of year

(195,666
)

–

TOTAL SHAREHOLDERS’ EQUITY

$
3,347,253

$
3,182,345

See accompanying notes to the financial statements.

44

PENGROWTH 2011 Financial Results

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.
CORPORATE STRUCTURE

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”)
under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the
Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the consolidated deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation were initially comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the date of conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement was accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. These financial statements may at times refer to common shares, shareholders, shareholders’ capital and dividends which, prior to the Arrangement, were referred to as trust units, trust unitholders, trust unitholders’ capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in these financial statements will also reflect the history of the Trust and its subsidiaries.

2.
SIGNIFICANT ACCOUNTING POLICIES

BASIS OF
PRESENTATION

These financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

These IFRS financial statements include comparative information for the year ended December 31, 2010 which has been prepared in accordance with IFRS.
Previously, Pengrowth prepared and published its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). Pengrowth has provided a reconciliation of comparative amounts to the previously released financial statements prepared under previous GAAP, see Note 23.

The financial statements were authorized
for release by the Board of Directors on February 28, 2012.

PROPERTY, PLANT AND EQUIPMENT (“PP&E”) AND EXPLORATION
AND EVALUATION ASSETS (“E&E ASSETS”)

Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and stock based compensation expense associated with exploration and development activities.

PENGROWTH 2011 Financial Results

Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties are capitalized within exploration and evaluation assets. These exploration and evaluation costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E Assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on
E&E Assets.

E&E Assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E Assets attributable to those reserves are first tested for impairment and then reclassified from E&E Assets to PP&E.

Property, Plant and Equipment

PP&E is stated at cost, less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of
PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The cost of PP&E at
January 1, 2010, the date of transition to IFRS, was determined in accordance with the deemed cost exemption permitted by IFRS 1 – First-time Adoption of International Financial Reporting Standards for full cost oil and gas entities. Under this method, the net book value of the oil and natural gas interests, as determined under previous GAAP was allocated to specific cost items based on the pro-rata share of proved plus probable reserve values as of January 1, 2010.

Subsequent Costs

Costs incurred subsequent to the
determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth would capitalize interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized in the
Statement of Income on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations.

Depletion and Depreciation

The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases.

46

PENGROWTH 2011 Financial Results

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office Equipment

60 months

• Leasehold Improvements

120 months (lease term)

• Computers

36 months

• Deferred Hydrocarbon Injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

Acquisitions prior to January 1, 2010

As part of the
transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the
Corporation’s previous GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill as determined under IFRS represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Statement of Income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

CGUs are assessed at least annually or when there is an indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. If any such indication exists, the CGUs are tested for impairment. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Statement of Income.

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill cannot be reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets

E&E assets are tested
for impairment where there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or

PENGROWTH 2011 Financial Results

failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs.
The impairment of E&E assets and any eventual impairment thereof would be recognized in the Statement of Income.

Goodwill

For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at
December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of
CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. Any impairment of goodwill is recognized in depletion, depreciation and amortization expense in the Statement of Income.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the Statement of Income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Statement of Income.

PROVISIONS

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (ARO)

Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period.
Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the
ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy
Project (“SOEP”). These funds are reflected in Other Assets on the balance sheet.

Contract Liabilities Provision

Pengrowth assumed firm pipeline commitments in conjunction with certain prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

48

PENGROWTH 2011 Financial Results

DEFERRED INCOME TAXES

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the Statement of Income except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes.
Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

SHARE BASED COMPENSATION PLANS

Pengrowth has share based compensation plans, which are described in Note 14. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expense associated with the share based compensation plans are recognized in income over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of share unit rights and options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets.
Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the estimated fair value.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in income as other income or expense.

Bank indebtedness, accounts payable, dividends payable and
long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives
must be classified as held for trading and measured at fair value with changes in fair value over a reporting period recognized in net income. The receipts or payments arising from derivative commodity contracts are included in the realized gain
(loss) on commodity risk management. Unrealized gains and losses on derivative commodity contracts are included in the unrealized gain (loss) on commodity risk management. The receipts or payments arising from derivative power contracts are included in operating expense. The unrealized gains and losses on derivative power contracts are included in other income (expense). The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in interest expense. Unrealized gains (losses) on these swaps, covering the principal and interest on the U.K. Pound Sterling denominated debt, are included in unrealized foreign exchange gains (losses).

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

PENGROWTH 2011 Financial Results

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

The functional and reporting
currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses are recognized in income.

JOINTLY CONTROLLED OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

RELATED PARTIES

Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. A senior officer of Pengrowth was a member of the Board of Directors of Monterey Exploration Ltd (“Monterey”), a company that was acquired in September 2010 (Note 4). Note 22 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

EQUITY INVESTMENT

Pengrowth utilizes the equity method of accounting for investments subject to significant influence. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about
significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Estimating oil and gas reserves

Pengrowth engages a
qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of CGUs

The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

50

PENGROWTH 2011 Financial Results

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of future expenses, estimated logistics of performing abandonment work and the discount rate used to calculate the present value of future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

The impairment testing of PP&E is completed for each CGU, and is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts.
Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates,
Pengrowth would be required to record an additional expense.

NET INCOME PER SHARE

Basic net income per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income per share amounts includes the dilutive effect of common share rights and options, deferred entitlement share units and other share units under the new long term incentive plans using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period.

CASH AND TERM DEPOSITS

Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

COMPARATIVE FIGURES

Certain comparative figures in the prior periods have been reclassified to conform to the presentation adopted in the current year, including the presentation of oil and gas sales, operating expenses, and transportation on the Statements of Income.

3.
RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9: Financial
Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2015 although earlier adoption is allowed. Pengrowth has not made any decision as to early adoption. Pengrowth is currently assessing the impact of this new standard.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IFRS 10.

PENGROWTH 2011 Financial Results

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with
Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly Pengrowth is undertaking an examination of each of these joint arrangements. The impact of adoption cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May 2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13
defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IAS 28 – Investments in Associates

International
Accounting Standard 28 (“IAS 28”) was published in May 2011. IAS 28 prescribes the accounting for investments in associates, which are investments is entities over which the investor has significant influence but the investment is neither a subsidiary nor a joint venture, and contains the requirements for the application of the equity method to investments in associates and joint ventures. The standard is applied prospectively for annual periods beginning on or after January 1,
2013. Earlier adoption is permitted. Based on Pengrowth’s current corporate structure, no significant changes are anticipated as a result of adopting IAS 28.

4.
MONTEREY ACQUISITION

Pengrowth and Monterey completed a
business combination (the “Combination”) on September 15, 2010 whereby each Monterey securityholder elected to receive either: (i) 0.8298 of a trust unit or (ii) 0.8298 of an exchangeable share of Pengrowth Corporation with each exchangeable share being exchangeable to a trust unit. The Combination resulted in Pengrowth acquiring 100% of the voting interest in Monterey and the issuance of 28 million trust units and 5 million exchangeable shares of Pengrowth
Corporation to the former Monterey securityholders.

The trust units and exchangeable shares issued in the Combination were valued at $11.00 per trust unit/exchangeable share based on the closing trading price of the trust units on the date of the Combination. Prior to the Combination, Pengrowth held approximately nine million common shares or approximately 20 percent of the outstanding common shares of Monterey. Under accounting standards for business combinations, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value on closing date and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

52

PENGROWTH 2011 Financial Results

The Combination was accounted for as an acquisition of Monterey by Pengrowth as follows:

Acquired net assets :

Property, plant and equipment

$
570,367

Goodwill

55,995

Bank debt

(41,883
)

Asset retirement obligations

(12,118
)

Working capital deficit

(25,667
)

Deferred income taxes

(102,043
)

$
444,651

Consideration:

Pengrowth units

$
307,648

Exchangeable shares

54,939

Fair value of previous equity investment

82,064

$
444,651

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. Property, plant and equipment acquired in the Combination included approximately $49 million of producing assets and $521 million of unproven and development properties. The amount of the unproven and development properties was classified as an E&E asset. The deferred income tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 26 percent to the difference between the book and tax basis of the assets acquired. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of four percent. Transaction costs relating to legal and advisory fees incurred in the Combination of approximately
$1.4 million were expensed in 2010 and included in other expenses (income).

Under previous GAAP, ARO was estimated differently, resulting in an increase of $4.2 million to the ARO liability upon adoption of IFRS with a corresponding increase to goodwill. See note 23 for a detailed reconciliation of the comparative period to previous GAAP.

Pengrowth recognized goodwill of approximately $56 million in the Combination (see note 8) representing, in part, the value of establishing a new core area with resource assets in the Montney play. Pengrowth’s ability to increase this value beyond what Monterey could realize is partially a result of Pengrowth’s ability to fund the development of the necessary capital infrastructure with a lower cost of capital. Goodwill is also impacted by recognizing a deferred tax liability on the acquisition at an undiscounted amount as required by accounting standards. Goodwill is not deductible for tax purposes.

The financial statements include the results of operations and cash flows from Monterey subsequent to the closing date of September 15, 2010. The impact of the Combination on revenue and net income was not material, thus no pro-forma disclosures were required to be presented.

5.
OTHER ASSETS

2011

2010

Remediation trust funds

$
49,712

$
42,115

Other investment

35,000

12,000

$
84,712

$
54,115

REMEDIATION TRUST FUNDS

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. Every five years, Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the
Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust

PENGROWTH 2011 Financial Results

fund may change based on future evaluations of the fund. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss and are recorded at fair value.
Interest income is recognized when earned and included in other expenses (income). As at December 31, 2011, the carrying value of the Judy Creek remediation trust fund was $8.2 million (December 31, 2010 – $8.7 million).

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities.
Pengrowth currently makes a monthly contribution to the fund of $0.52 per mmbtu of its share of natural gas production and $1.04 per bbl of its share of natural gas liquids production from SOEP. The SOEP remediation trust fund as at
December 31, 2011 was $41.5 million (December 31, 2010 – $33.4 million). Investment income is recognized when earned and is recorded as other expense (income). The investments in the fund have been designated as fair value through profit or loss and are recorded at fair value.

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds

Balance, January 1, 2010

$
34,821

Contributions

7,019

Remediation expenditures from fund

(696
)

Investment income in period

629

Unrealized gain

342

Balance, December 31, 2010

$
42,115

Contributions in period

5,136

Remediation expenditures from fund

(1,095
)

Investment income in period

1,989

Unrealized gain

1,567

Balance, December 31, 2011

$
49,712

OTHER INVESTMENT

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $35 million. This investment was designated to be carried at fair value upon adoption of IFRS. The fair value is based in part on the most recent private placement equity offerings closed by the private company. Pengrowth owns a minority interest in and does not have significant influence over the private corporation. As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares, therefore it is uncertain if Pengrowth could realize this value in an open market and is therefore subject to revision. The fair value has increased to $35 million as at December 31, 2011 (December 31, 2010 – $12 million), resulting in a gain of $23 million recognized in other income for the year ended December 31, 2011
(December 31, 2010 – NIL).

54

PENGROWTH 2011 Financial Results

6.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
3,709,913

$
61,061

$
3,770,974

Expenditures on property, plant and equipment

283,917

3,625

287,542

Acquisitions through business combinations

49,235

–

49,235

Property acquisitions

20,171

–

20,171

Transfers from exploration and evaluation assets

131,039

–

131,039

Change in asset retirement obligations

(12,478
)

–

(12,478
)

Divestitures

(43,295
)

–

(43,295
)

Balance, December 31, 2010

$
4,138,502

$
64,686

$
4,203,188

Expenditures on property, plant and equipment

534,297

5,152

539,449

Property acquisitions

10,623

–

10,623

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

215,360

–

215,360

Divestitures

(7,340
)

–

(7,340
)

Balance, December 31, 2011

$
4,917,755

$
69,838

$
4,987,593

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
–

$
33,790

$
33,790

Depletion and amortization for the period

424,660

7,721

432,381

Disposals

(999
)

–

(999
)

Balance, December 31, 2010

$
423,661

$
41,511

$
465,172

Depletion and amortization for the period

430,053

7,870

437,923

Impairment loss

11,121

–

11,121

Disposals

(1,057
)

–

(1,057
)

Balance, December 31, 2011

$
863,778

$
49,381

$
913,159

Carrying Amount

Oil and natural gas assets

Other equipment

Total

January 1, 2010

$
3,709,913

$
27,271

$
3,737,184

December 31, 2010

3,714,841

23,175

3,738,016

December 31, 2011

4,053,977

20,457

4,074,434

During the year ended December 31, 2011, approximately $15.8 million (December 31, 2010—$12.3 million) of directly attributable general and administrative costs were capitalized.

During the year ended December 31, 2011, approximately $12.6 million of gains were recorded on divestitures (December 31, 2010 – $18.4 million).

IMPAIRMENT TESTING

IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU upon initial adoption and, subsequently, annually or whenever there is an indication of impairment. The recoverable amount of each CGU was based on the higher of value in use or fair value less costs to sell.

PENGROWTH 2011 Financial Results

The estimates of fair value less costs to sell was determined based on the following information:

(a)
the net present value of each CGUs oil and gas reserves using;

i.
proved plus probable reserves estimated by Pengrowth’s independent reserves evaluator,

ii.
the year end commodity price forecast of our independent reserves evaluator, adjusted for commodity price differentials specific to Pengrowth

iii.
discounted at an estimated market rate.

(b)
the fair value of undeveloped land.

Key input estimates used in
the determination of cash flows from oil and gas reserves include the following:

a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)
Oil and natural gas prices. Forward price estimates of the oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of
Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

d)
Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

Impairment tests carried out at December 31, 2011 on each CGU were based on fair value less costs to sell, using a discount rate of eight per cent, an inflation rate of two percent, and the following forward commodity price estimates:

Year

WTI Oil (U.S.$/bbl)

Foreign Exchange Rate (U.S.$/Cdn$)

  Edmonton Light Crude Oil
(Cdn$/bbl)

AE CO Gas (Cdn$/mmbtu)

2012

$
97.00

0.980

$
97.96

$
3.49

2013

100.00

0.980

101.02

4.13

2014

100.00

0.980

101.02

4.59

2015

100.00

0.980

101.02

5.05

2016

100.00

0.980

101.02

5.51

2017

100.00

0.980

101.02

5.97

2018

101.35

0.980

102.40

6.21

2019

103.38

0.980

104.47

6.33

2020

105.45

0.980

106.58

6.46

2021

107.56

0.980

108.73

6.58

Thereafter

+ 2.0 percent/yr

0.980

+ 2.0 percent/yr

+ 2.0 percent/yr

The carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell, and an impairment was recognized for approximately $27.4 million. As a result, the full amount of goodwill attributed to the producing Groundbirch CGU was eliminated, thereby reducing goodwill by $16.3 million and the PP&E was reduced by $11.1 million. The impairment of
PP&E may be reversed if the fair value of the producing Groundbirch CGU increases in future periods, but the impairment of goodwill attributed to the producing Groundbirch CGU cannot be reversed.

Pengrowth estimated the recoverable amount was greater than the net book value for each CGU at January 1, 2010, upon initial adoption of IFRS, and
December 31, 2010, thus no impairment was recognized.

56

PENGROWTH 2011 Financial Results

SENSITIVITY OF RECOVERABLE AMOUNT

As at December 31, 2011, a one percent increase in the assumed discount rate would result in an additional impairment of PP&E of $19.8 million, while there would be no change to the impairment of goodwill attributed to the Groundbirch CGU. A five percent decrease in the forward price estimates would result in an additional impairment of PP&E of $20.2 million, while there would be no change to the impairment of goodwill attributed to the
Groundbirch CGU. A one percent decrease in the assumed discount rate would result in no impairment of assets and the impairment of goodwill being reduced by $11.8 million to $4.4 million. A five percent increase in the forward price estimates would result in no impairment of assets and the impairment of goodwill being reduced by $9.0 million.

7.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

Balance, January 1, 2010

$
67,597

Additions

53,879

Acquisitions through business combinations

521,132

Transfers to property, plant and equipment

(131,039
)

Balance, December 31, 2010

$
511,569

Additions

78,495

Transfers to property, plant and equipment

(26,313
)

Balance, December 31, 2011

$
563,751

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. E&E assets consist of costs associated with the Lindbergh Steam Assisted Gravity Drainage (“SAGD”)
project, Horn River and the undeveloped portion of Groundbirch.

Upon achievement of commercial viability and technical feasibility assets are transferred to property, plant and equipment. The amount transferred to property plant and equipment in the year ended December 31, 2011 and 2010 represent the producing sections of the Groundbirch property. The Lindbergh SAGD project is expected to remain in E&E Assets until Pengrowth has achieved technical feasibility and demonstrated commercial viability, including receiving all of the necessary environmental and regulatory approvals. Thus, any production from the Lindbergh
SAGD pilot project will not be included in production volumes and any revenue received from production will not be recognized in income while the project remains classified as an E&E Asset.

All of the expenditures on E&E Assets are classified as investing cash flows. All expenditures on E&E assets were capitalized. Liabilities associated with the E&E assets are related to the ARO liabilities of approximately $4.8 million.

During the year ended December 31, 2011, approximately $1.6
million (December 31, 2010 – $0.6 million) of directly attributable general and administrative costs were capitalized.

8.
GOODWILL

The following table reconciles Pengrowth’s
Goodwill:

Cost or Deemed Cost

Balance, January 1, 2010

$
660,896

Acquisitions through business combinations

55,995

Balance, December 31, 2010

$
716,891

Impairment

(16,239
)

Balance, December 31, 2011

$
700,652

Goodwill is stated at cost less accumulated impairment. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E. At January 1, 2010 and December 31, 2010 there was no impairment of Goodwill. At December 31, 2011 the carrying value of the Groundbirch CGU exceeded the fair value less costs to sell, and an impairment was recognized for approximately $27.4 million. As a result, goodwill attributed to the Groundbirch CGU was reduced by $16.3 million to NIL and the corresponding PP&E was reduced by
$11.1 million. The impairment of goodwill attributed to Groundbirch cannot be reversed.

PENGROWTH 2011 Financial Results

The carrying value of the remaining goodwill is approximately $701 million. Approximately $130 million is attributable to the Swan Hills area CGU as it relates directly to the purchase of the Carson Creek property in 2006. The remaining goodwill is not attributed to any specific CGU thus this value is supported by the excess recoverable amount over the carrying value of certain of Pengrowth’s CGUs.

9.
CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth
redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date. The debentures bore interest at 6.5% per annum and were convertible at $25.54 per share.

10.
LONG TERM DEBT

2011

2010

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
50,799

$
49,638

71.5 million at 4.67 percent due May 2015

72,423

70,731

400 million at 6.35 percent due July 2017

405,429

396,219

265 million at 6.98 percent due August 2018

268,452

262,354

115.5 million at 5.98 percent due May 2020

116,865

114,206

$
913,968

$
893,148

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due
December 2015

78,718

77,219

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

–

39,000

Total long term debt

$
1,007,686

$
1,024,367

Pengrowth’s unsecured, covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. In conjunction with renewal of this facility in late 2011, Pengrowth incurred fees of $1.6 million which will be amortized to income over the term of the facility.

This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at December 31, 2011, the facility was undrawn (December 31, 2010 – $39 million) and letters of credit in the amount of approximately $24 million (December 31, 2010 – $18 million) were outstanding.

Pengrowth also maintains a $50 million
demand operating facility with one Canadian bank. As at December 31, 2011, this facility was undrawn (December 31, 2010 – $22 million) and letters of credit of approximately $1.5 million (December 31, 2010 – $5 million) were outstanding. Borrowings under this facility, as applicable, are included in bank indebtedness on the balance sheet.

As of December 31, 2011, an
unrealized cumulative foreign exchange gain of $43 million (December 31, 2010 – $63 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2011, an unrealized cumulative foreign exchange gain of $35 million (December 31, 2010 – $37 million gain) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on
January 1, 2007. See Note 18 for additional information about foreign exchange risk management and the impact on the financial statements.

The
five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2012 – NIL, 2013 – $51 million, 2014 – NIL, 2015 – $152 million,
2016 – NIL.

58

PENGROWTH 2011 Financial Results

11.
PROVISIONS

Provisions are comprised of Asset Retirement
Obligations (ARO) and contract liabilities (see note 2 for details). The following table reconciles the changes in ARO and contract liabilities:

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2010

$
450,611

$
9,680

$
460,291

Assumed in business combination

12,117

–

12,117

Provisions made during the period

12,097

–

12,097

Provisions on dispositions

(3,284
)

–

(3,284
)

Provisions settled

(20,926
)

–

(20,926
)

Revisions due to inflation rate changes

(94,797
)

–

(94,797
)

Revisions due to discount rate changes

90,854

–

90,854

Other revisions

(17,348
)

–

(17,348
)

Accretion (amortization)

17,744

(1,728
)

16,016

Balance, December 31, 2010

$
447,068

$
7,952

$
455,020

Provisions made during the period

7,789

–

7,789

Provisions on dispositions

(1,151
)

–

(1,151
)

Provisions settled

(21,939
)

–

(21,939
)

Revisions due to discount rate changes

206,554

–

206,554

Other revisions

6,932

–

6,932

Accretion (amortization)

15,618

(1,676
)

13,942

Balance, December 31, 2011

$
660,871

$
6,276

$
667,147

As of December 31, 2010

Current

$
18,811

$
1,677

$
20,488

Non-current

428,257

6,275

434,532

$
447,068

$
7,952

$
455,020

As of December 31, 2011

Current

$
18,500

$
1,649

$
20,149

Non-current

642,371

4,627

646,998

$
660,871

$
6,276

$
667,147

ASSET RETIREMENT OBLIGATIONS (“ARO”)

Pengrowth has used the following assumptions to estimate the ARO liability as at December 31 for the following years:

2011

2010

Total escalated future costs ($ millions )

1,845

1,823

Discount rate, per annum

2.5%

3.5%

Inflation rate, per annum

1.5%

1.5%

These costs are expected to be made over 65 years with the majority of the costs incurred between 2036 and 2077.

In 2011, the discount rate used to calculate the ARO was reduced from three and one half percent per annum to three percent per annum in the third quarter to two and one half percent per annum in the fourth quarter to reflect changes to the underlying long term risk free rate. The change in the discount rates was made on a prospective basis with a $207 million increase made to the liability (2010 – $91 million) and a corresponding adjustment to PP&E.

PENGROWTH 2011 Financial Results

CONTRACT LIABILITIES

Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

12.
INCOME TAXES

A reconciliation of tax expense calculated
based on the income before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

2011

2010

Income before taxes

106,860

321,157

Combined federal and provincial tax rate

26.86%

28.40%

Expected income tax expense

28,703

91,209

Net income of the Trust (1)

–

(77,590
)

Foreign exchange loss (gain) (2)

2,781

(8,320
)

Effect of change in corporate tax rate

(10,026
)

185,274

Gains on investments

(3,089
)

(20,949
)

Change in deferred tax asset

–

(273
)

Impairment on assets

4,362

–

Other

(403
)

1,970

Deferred income tax

22,328

171,321

(1)

Relates to distributions of taxable income in Pengrowth Energy Trust for the year ended December 31, 2010 of $273.2 million x 28.40%, where the income tax liability was the responsibility of the trust unit holder.

(2)
Reflects the 50% non-taxable portion of foreign exchange gains and losses.

The deferred income tax rate applied to the temporary differences in both 2011 and 2010 was 25.4 percent, compared to the combined federal and provincial statutory rates of 26.9 percent for the 2011 taxation year and 28.4 percent for the 2010 taxation year. The general combined federal and provincial tax rate decreased due to a reduction in the federal rate from 18.0 percent in 2010 to 16.5 percent in 2011.

Under IFRS, taxable temporary differences in the stand alone financial statements of Pengrowth Energy Trust in 2010 were measured using the top marginal personal tax rate of 39 percent, as opposed to the corporate tax rate used under previous GAAP of 25 percent. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation on December 31, 2010 this resulted in the recognition of a larger deferred tax asset of approximately $164 million at December 31, 2010 (January 1, 2010 – $164 million). The offset to the deferred tax asset was recorded as an adjustment to the opening retained earnings as of January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, this additional deferred tax asset was adjusted to the corporate tax rate of approximately 25 percent and then de-recognized through earnings on December 31, 2010.

The net deferred income tax liability is comprised of:

2011

2010

Deferred tax liabilities:

Property, plant and equipment and exploration and evaluation assets

(544,273
)

(470,796
)

Long term debt

(8,699
)

(19,820
)

(552,972
)

(490,616
)

Less deferred tax assets:

Non-capital losses

104,194

131,222

Share issue costs

5,106

5,163

Provisions

169,198

107,892

Risk management contracts

16,636

7,645

Net deferred tax liability

(257,838
)

(238,694
)

60

PENGROWTH 2011 Financial Results

In calculating the deferred income tax liability in 2011, Pengrowth included $420.9 million (2010 – $514.4 million) related to non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2015 and 2031.

Deferred tax assets have not been recognized with respect to the following items:

2011

2010

Deductible temporary differences

25,510

25,510

Tax losses

16,711

16,983

42,221

42,493

A continuity of the net deferred income tax asset (liability) for 2010 and 2011 is detailed in the following tables:

Movement in temporary differences during the year

Balance Jan 1, 2010

Recognized in profit or loss

Recognized directly in equity

Acquired in business combinations

Balance Dec 31, 2010

Property, plant and equipment and exploration and evaluation assets

(271,944
)

(96,809
)

–

(102,043
)

(470,796
)

Long term debt

(12,402
)

(7,418
)

–

–

(19,820
)

Share issue costs

9,994

1,416

(6,247
)

–

5,163

Non-capital losses

136,424

(5,202
)

–

–

131,222

Provisions

171,533

(63,641
)

–

–

107,892

Risk management contracts

7,312

333

–

–

7,645

40,917

(171,321
)

(6,247
)

(102,043
)

(238,694
)

Movement in temporary differences during the year

Balance Jan 1, 2011

Recognized in profit or loss

Recognized directly in equity

Balance Dec 31, 2011

Property, plant and equipment and exploration and evaluation assets

(470,796
)

(73,477
)

–

(544,273
)

Long term debt

(19,820
)

11,121

–

(8,699
)

Share issue costs

5,163

(3,241
)

3,184

5,106

Non-capital losses

131,222

(27,028
)

–

104,194

Provisions

107,892

61,306

–

169,198

Risk management contracts

7,645

8,991

–

16,636

(238,694
)

(22,328
)

3,184

(257,838
)

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of
Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

No current income taxes were paid by Pengrowth in
2011 and 2010.

PENGROWTH 2011 Financial Results

13.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued. Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010.

2011

2010

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of year

326,024,040

$
3,171,719

–

$
–

Issued to trust unitholders (1)

–

–

321,910,802

5,270,631

Issued to exchangeable shareholders (1)

–

–

4,113,238

52,567

Share based compensation (cash exercised)

542,083

3,540

–

–

Share based compensation (non-cash exercised)

368,994

4,546

–

–

Issued for cash under Dividend Reinvestment Plan (DR IP)

5,037,045

54,698

–

–

Issued for cash on equity issue

28,310,000

300,086

–

–

Issue costs net of tax of $3,184

–

(9,367
)

–

–

Elimination of the deficit

–

–

–

(2,151,479
)

Balance, end of year

360,282,162

$
3,525,222

326,024,040

$
3,171,719

(1)
  As a result of the conversion to a dividend paying corporation, all outstanding trust units and exchangeable shares were converted to common shares on
December 31, 2010.

2011

2010

Trust Units Issued

Number of Trust Units

Amount

Number of Trust Units

Amount

Balance, beginning of year

–

$
–

289,834,790

$
4,927,324

Trust unit based compensation (cash exercised)

–

–

587,314

3,661

Trust unit based compensation (non-cash exercised)

–

–

257,607

3,589

Issued for cash under Distribution Reinvestment Plan (DRIP)

–

–

2,282,912

24,072

Issued for the Monterey business combination

–

–

27,967,959

307,648

Issued on redemption of Exchangeable shares

–

–

980,220

11,339

Issue costs net of tax

–

–

–

(623
)

Change in effective tax rate on issue costs (Note 23)

–

–

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

–

–

(321,910,802
)

(5,270,631
)

Balance, end of year

–

$
–

–

$
–

2011

2010

Exchangeable Shares

Number of Exchangeable Shares

Amount

Number of Exchangeable Shares

Amount

Balance, beginning of year

–

$
–

–

$
–

Issued for the Monterey business combination

–

–

4,994,426

54,939

Redemptions at fair value of trust units or common shares (Note 23)

–

–

–

8,967

Redeemed for trust units

–

–

(973,980
)

(11,339
)

Exchanged for common shares under the Arrangement

–

–

(4,020,446
)

(52,567
)

Balance, end of year

–

$
–

–

$
–

62

PENGROWTH 2011 Financial Results

EXCHANGEABLE SHARES

Pengrowth issued exchangeable shares in the Monterey acquisition described in Note 4. These exchangeable shares were classified as a minority interest under IFRS, as opposed to being included in equity under previous GAAP. The exchange ratio increased with each cash distribution and was calculated by multiplying the distribution per trust unit by the opening exchange ratio and dividing by the ten day weighted average trading price of the trust units on the Toronto Stock Exchange prior to the distribution record date.

On December 31, 2010, all outstanding exchangeable shares were exchanged into
1.02308 common shares of the Corporation for each exchangeable share held, thus there was no minority interest as at December 31, 2010.

DIVIDEND REINVESTMENT PLAN

In conjunction with the conversion, Pengrowth revised its Dividend
Reinvestment Plan (“DRIP”). DRIP entitles the shareholder to reinvest cash dividends in additional shares of Pengrowth. Under the revised DRIP, the shares were issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

Previously, the Trust had a similar program where
unitholders were entitled to reinvest cash distributions in additional trust units of the Trust. The trust units under this plan were issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the twenty trading days preceding a distribution payment date.

On January 3, 2012, Pengrowth announced that it has introduced a
Premium Dividend™ program in addition to the DRIP, effective February 2012.

14.
SHARE BASED COMPENSATION PLANS

Pengrowth has several share
based compensation plans. The Long Term Incentive Plan (“LTIP”) as described below is used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plans that were used prior to conversion to a corporate entity are being phased out with no new awards to be issued under the previous incentive plans. A rolling maximum of four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans, as approved by shareholders.

LONG TERM INCENTIVE PLAN (“LTIP”)

Effective January 1, 2011, the following plans under the LTIP were implemented:

(a)
Performance Share Units (“PSUs”)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the aggregate of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (“RSUs”)

RSUs are awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (“DSUs”)

The
DSU plan is currently only issued to members of the Board of Directors. Each DSU entitles the holder to a number of common shares plus reinvested notional dividends. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

PENGROWTH 2011 Financial Results

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the
LTIP.

The following provides a continuity of the LTIP:

2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of year

–

$
–

–

$
–

–

$
–

Granted

637,000

12.44

762,340

12.46

47,468

12.64

Forfeited

(94,249
)

12.57

(103,713
)

12.57

–

–

Exercised

–

–

(9,415
)

12.68

–

–

Deemed DR IP (1)

30,523

12.56

36,922

12.57

2,691

12.64

Outstanding, end of year

573,274

$
12.42

686,134

$
12.45

50,159

$
12.64

(1)
  Weighted average deemed DR IP price is based on the average of the original grant prices.

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant.
The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

Pengrowth recorded $7.2 million of compensation expense in the year ended December 31, 2011 related to the new LTIP units based on the weighted average grant date fair value of $12.46 per share unit (December
31, 2010 – NIL). As at December 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $8.8 million or $4.86 per share unit subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.2 years.

PREVIOUS
LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share Units (“DESU”) Plan (formerly the DEU Plan)

The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

64

PENGROWTH 2011 Financial Results

The following provides a continuity of the DESUs:

2011

2010

DESUs

Number of DESUs

Weighted average price

Number of DESUs

Weighted average price

Outstanding, beginning of year

2,948,588

$
10.95

2,291,469

$
12.38

Granted

–

–

1,469,536

11.21

Forfeited

(363,889
)

9.34

(548,323
)

11.12

Exercised

(249,504
)

11.14

(459,074
)

18.82

Vested, no shares issued (1)

(472,308
)

16.81

–

–

Deemed DRIP (2)

161,255

9.99

194,980

11.20

Outstanding, end of year

2,024,142

$
9.78

2,948,588

$
10.95

Comprised of:

Performance related DESUs

1,307,474

$
8.44

1,957,660

$
10.47

Non-Performance related DESUs

716,668

12.21

990,928

11.91

Outstanding, end of year

2,024,142

$
9.78

2,948,588

$
10.95

(1)
2008 DEU grant vested in 2011 with performance multiplier of zero percent.

(2)
Weighted average deemed DR IP price is based on the average of the original grant prices.

Pengrowth recorded $3.6 million of compensation expense in the year ended December 31, 2011 related to the DESUs (December 31, 2010 – $3.4 million). As at December 31, 2011, the amount of compensation expense to be recognized over the remaining vesting period was approximately $3.6 million (December 31, 2010 – $10.0 million) or $2.21 per DESU (December 31, 2010 – $4.26 per
DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.0 year (December 31, 2010 – 1.6 years).

(b)
Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed on conversion to the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. During the years ended December 31, 2011 and for 2010 there were no exercise price reductions under this plan.

2011

2010

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of year

3,583,766

$
12.70

5,455,598

$
12.23

Granted (1)

–

–

30,144

11.22

Expired

(319,174
)

19.40

(231,763
)

13.31

Forfeited

(505,235
)

14.27

(1,082,899
)

13.59

Exercised

(542,083
)

6.53

(587,314
)

6.23

Outstanding, end of year

2,217,274

$
12.96

3,583,766

$
12.70

(1)
Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Comprised of:

Share Unit Options

932,994

$
6.98

1,646,445

$
7.02

Share Unit Rights

1,284,280

17.30

1,937,321

17.53

Outstanding, end of year

2,217,274

$
12.96

3,583,766

12.70

Exercisable, end of year

2,216,221

$
12.96

3,028,860

$
13.74

PENGROWTH 2011 Financial Results

The following table summarizes information about share unit rights and options outstanding and exercisable at
December 31, 2011:

Options Range of exercise prices

Number outstanding

Weighted average remaining contractual life (years )

Weighted average exercise price

Number exercisable

Weighted average exercise price

$6.00 to $8.99

692,708

2.2

$
6.11

692,708

$
6.11

$9.00 to $11.99

240,286

2.5

9.52

239,233

9.51

932,994

2.3

$
6.98

931,941

$
6.98

Rights Range of exercise prices

Number outstanding

Weighted average remaining contractual life (years )

Weighted average exercise price

Number exercisable

Weighted average exercise price

$13.00 to $17.99

1,269,406

0.8

$
17.27

1,269,406

$
17.27

$18.00 to $25.99

14,874

1.4

19.37

14,874

19.37

1,284,280

0.8

$
17.30

1,284,280

$
17.30

Pengrowth recorded $0.2 million of compensation expense related to the common share rights incentive plan during the year ended
December 31, 2011 (December 31, 2010 – $1.2 million). As at December 31, 2011, there was no remaining compensation expense to be recognized over the remaining vesting period (December 31, 2010 – $0.2 million or $0.04 per share unit right). Common share options were exercised regularly over the year, the weighted average share price over the year ended December 31, 2011 was $11.76 (2010 – $11.43).

The total share based compensation expense for the year ended December 31, 2011 was $11.0 million which is comprised of $7.2 million, $3.6 million and $0.2 million related to the new LTIP, DESUs and rights, respectively (2010 – $4.6 million comprised of Nil, $3.4 million, and $1.2 million, respectively).

EMPLOYEE SAVINGS PLANS

Pengrowth has savings plans whereby it will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of
Pengrowth’s contributions to the Group Registered Retirement Savings Plan (“Group RRSP”), to purchase shares in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Share Purchase Plan and Group RRSP in 2011 were $4.5 million and $1.4 million, respectively (2010 – $4.2 million and $1.2 million, respectively).

15.
OTHER CASH FLOW DISCLOSURES

RECLASSIFICATIONS

Pengrowth made certain
presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and hydrocarbon injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 23).

66

PENGROWTH 2011 Financial Results

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Cash provided by:

2011

2010

Accounts receivable

$
8,431

$
3,590

Accounts payable

10,704

7,473

$
19,135

$
11,063

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Cash provided by (used for):

2011

2010

Accounts receivable

$
(3,183
)

$
495

Accounts payable, including capital accruals

21,240

17,033

$
18,057

$
17,528

DIVIDENDS PAID

Pengrowth paid $0.07 per share in each of the months January through December 2011, for an aggregate cash dividend of $0.84 per share (December 31, 2010 –
$0.07 per share per month, aggregate dividend $0.84 per share).

16.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

2011

2010

Weighted average number of shares – basic

332,181,500

299,763,310

Dilutive effect of share based compensation plans

2,655,804

3,628,069

Weighted average number of shares – diluted

334,837,304

303,391,379

For the year December 31, 2011, 1.3 million shares (December 31, 2010 – 2.0 million shares) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

17.
CAPITAL DISCLOSURES

Pengrowth defines its capital as
shareholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s goal over longer periods is to maintain or
modestly grow production and reserves on a debt adjusted per share basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of
Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (“EBITDA”) and total debt to total capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and total debt to total capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision recommended by management and approved by the
Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of dividends paid to shareholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels.

PENGROWTH 2011 Financial Results

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA and total debt to total capitalization are within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

2011

2010

Term credit facilities

$
–

$
39,000

Senior unsecured notes

1,007,686

985,367

Working capital deficiency

137,287

109,237

$
1,144,973

$
1,133,604

18.
FINANCIAL INSTRUMENTS

Pengrowth’s financial instruments
are composed of accounts receivable, accounts payable, fair value of risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, bank indebtedness and long term debt.

Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.

RISK MANAGEMENT OVERVIEW

Pengrowth has
exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of
Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

As at December 31, 2011, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Term

Price per bbl

Financial:

WTI (1)

17,000

Jan 1, 2012 - Dec 31, 2012

$
93.23

Cdn

WTI (1)

3,500

Jan 1, 2013 - Dec 31, 2013

$
95.29

Cdn

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

68

PENGROWTH 2011 Financial Results

Natural Gas:

Reference Point

Volume (MMbtu/d)

Term

Price per MMbtu

Financial:

AECO

14,217

Jan 1, 2012 - Dec 31, 2012

$
4.45

Cdn

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2011 (December 31, 2010 – $6.2 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $1.3 million pre-tax change in the unrealized gain
(loss) on commodity risk management contracts (December 31, 2010 – $4.6 million).

As of close December 31, 2011, the AECO spot price gas
price was approximately $2.61 per MMbtu (December 31, 2010 – $4.05 per MMbtu), the WTI prompt month price was U.S. $98.83 per barrel (December 31, 2010 – U.S. $91.38 per barrel).

Power Price Risk

As at December 31, 2011, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Term

Price per MW

Financial:

AESO

15

Jan 1, 2012 - Dec 31, 2012

$
72.83

Cdn

AESO

5

Jan 1, 2013 - Dec 31, 2013

$
74.50

Cdn

As of close December 31, 2011, the Alberta average power pool spot price was approximately $45.44/MW (December 31, 2010 –
$26.99/MW). The average Alberta power pool price was $76.21/MW for the year ended December 31, 2011 (December 31, 2010 – $50.88/MW).

Power
Price Sensitivity

Each Cdn $1 per MW change in future power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at December 31, 2011 (December 31,2010 – $0.2 million).

Foreign Exchange
Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar.

PENGROWTH 2011 Financial Results

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at December 31, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

593

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at December 31, 2010

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

578

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at December 31, 2011,
Pengrowth has approximately $1.0 billion of long term debt (December 31, 2010 – $1.0 billion) with no amounts outstanding which are based on floating interest rates (December 31, 2010 – $39 million). A one percent increase in interest rates would have no impact on 2011 pre-tax interest expense (2010 $0.4 million increase).

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract bases. Realized and unrealized gains and losses are included in the Statement of Income.

The following tables
provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statement of Income:

As at and for the year ended December 31, 2011

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets

$
–

$
643

$
–

$
643

Current portion of risk management liabilities

(38,574
)

–

(1,179
)

(39,753
)

Non-current portion of risk management liabilities

(3,462
)

(107
)

(22,918
)

(26,487
)

Risk management assets (liabilities), end of year

(42,036
)

536

(24,097
)

(65,597
)

Less: Risk management (liabilities) assets at beginning of year

(2,085
)

870

(25,929
)

(27,144
)

Unrealized (loss) gain on risk management contracts for the year

(39,951
)

(334
)

1,832

(38,453
)

Realized gain (loss) on risk management contracts for the year

16,843

6,543

(593
)

22,793

Total unrealized and realized (loss) gain on risk management contracts for the year

$
(23,108
)

$
6,209

$
1,239

$
(15,660
)

70

PENGROWTH 2011 Financial Results

As at and for the year ended December 31, 2010

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets (liabilities)

$
12,680

$
870

$
–

$
13,550

Current portion of risk management liabilities

(8,029
)

–

(1,249
)

(9,278
)

Non-current portion of risk management liabilities

(6,736
)

–

(24,680
)

(31,416
)

Risk management assets (liabilities), end of year

(2,085
)

870

(25,929
)

(27,144
)

Less: Risk management (liabilities) assets at beginning of year

(9,034
)

–

(17,789
)

(26,823
)

Unrealized gain (loss) on risk management contracts for the year

6,949

870

(8,140
)

(321
)

Realized gain (loss) on risk management contracts for the year

75,065

565

(586
)

75,044

Total unrealized and realized gain (loss) on risk management contracts for the year

$
82,014

$
1,435

$
(8,726
)

$
74,723

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)
  Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

FAIR VALUE

The fair
value of accounts receivable, accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and investment in a private company are equal to their carrying amount as these assets are classified as fair value through profit or loss and carried at fair value.

The following tables provide fair value
measurement information for financial assets and liabilities as of December 31, 2011 and 2010.

Fair Value Measurements Using:

As at December 31, 2011

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
49,712

$
49,712

$
49,712

$
–

$
–

Fair value of risk management contracts

643

643

–

643

–

Investment in Private Corporation

35,000

35,000

–

–

35,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

913,968

1,075,196

–

1,075,196

–

Cdn dollar senior unsecured notes

15,000

16,836

–

16,836

–

U.K. Pound Sterling denominated unsecured notes

78,718

89,786

–

89,786

–

Fair value of risk management contracts

66,240

66,240

–

66,240

–

PENGROWTH 2011 Financial Results

Fair Value Measurements Using:

As at December 31, 2010

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
42,114

$
42,115

$
42,115

$
–

$
–

Fair value of risk management contracts

13,550

13,550

–

13,550

–

Investment in Private Corporation

12,000

12,000

–

–

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

893,148

988,949

–

988,949

–

Cdn dollar senior unsecured notes

15,000

15,735

–

15,735

–

U.K. Pound Sterling denominated unsecured notes

77,219

84,599

–

84,599

–

Fair value of risk management contracts

40,694

40,694

–

40,694

–

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2
Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

Level 3 Fair Value Measurements

Investment in Private Corporation – the fair value of the investment in Private Corporation is determined by considering several factors, particularly the issue price of the shares in the most recent private placement. The fair value of the investment has increased to $35 million as at December 31, 2011 (December 31, 2010—$12 million), resulting in an unrealized gain of $23 million in 2011 (December 31, 2010 – NIL).

CREDIT RISK

Credit risk is the risk of financial
loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.

Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties.
Pengrowth has three counterparties that individually account for more than ten percent of annual revenue. All of these counterparties are large, well-established companies supported by investment grade credit ratings.

72

PENGROWTH 2011 Financial Results

Pengrowth considers amounts over 90 days as past due. As at December 31, 2011, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2011 and 2010 and has no significant bad debt provision at December 31, 2011. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

The components of accounts receivable are as follows:

2011

2010

Trade

$
163,977

$
170,702

Prepaid and other

19,837

18,914

$
183,814

$
189,616

LIQUIDITY RISK

Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2011

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar senior unsecured notes(1)

$
15,000

$
21,585

$
992

$
992

$
2,977

$
16,624

U.S. dollar denominated senior unsecured notes (1)

913,968

1,259,950

57,844

106,774

232,500

862,832

U.K. Pound Sterling denominated unsecured notes (1)

78,718

95,893

4,313

4,313

87,267

-

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

–

–

–

–

–

–

Power risk management contracts

–

–

–

–

–

–

Commodity risk management contracts

3,462

3,511

–

3,511

–

–

Power risk management contracts

107

110

–

110

–

–

Foreign exchange risk management contracts

22,918

135

30

30

75

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

As at December 31, 2010

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
39,000

$
42,644

$
1,289

$
1,289

$
40,066

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,578

992

992

2,975

17,619

U.S. dollar denominated senior unsecured notes (1)

893,148

1,288,764

56,571

56,571

281,108

894,514

U.K. Pound Sterling denominated unsecured notes (1)

77,219

98,393

4,235

4,235

89,923

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

6,736

6,911

–

6,911

–

–

Foreign exchange risk management contracts

24,680

150

30

30

90

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

PENGROWTH 2011 Financial Results

19.
FOREIGN EXCHANGE (GAIN) LOSS

2011

2010

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt

$
19,553

$
(50,692
)

Unrealized foreign exchange loss (gain) on U.K. pound sterling denominated debt

1,377

(7,366
)

$
20,930

$
(58,058
)

Unrealized (gain) loss on foreign exchange risk management contracts

(1,832
)

8,140

Unrealized foreign exchange loss (gain)

$
19,098

$
(49,918
)

Realized foreign exchange loss

$
1,583

$
2,061

20.
COMMITMENTS

2012

2013

2014

2015

2016

Thereafter

Total

Long term debt (1)

$
–

$
50,850

$
–

$
151,711

$
–

$
808,769

$
1,011,330

Interest payments on long term debt (2)

63,149

61,229

60,371

58,002

52,660

70,687

366,098

Operating leases (3)

15,732

15,445

14,994

14,211

14,003

15,911

90,296

$
78,881

$
127,524

$
75,365

$
223,924

$
66,663

$
895,367

$
1,467,724

Purchase obligations

Pipeline transportation

28,527

22,473

19,395

17,535

2,113

506

90,549

  CO2 purchases
(4)

2,874

2,891

2,907

2,924

836

–

12,432

$
31,401

$
25,364

$
22,302

$
20,459

$
2,949

$
506

$
102,981

Remediation trust fund payments

250

250

250

250

250

11,250

12,500

$
110,532

$
153,138

$
97,917

$
244,633

$
69,862

$
907,123

$
1,583,205

(1)
  The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt translated using the year end exchange rate.

(2)
  Interest payments are calculated at period end exchange rates and interest rates except for foreign denominated fixed rate debt which is calculated at the actual interest rate.

(3)
Includes office rent and vehicle leases.

(4)
  For the Weyburn
CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

21.
CONTINGENCIES

Pengrowth is sometimes named as a defendant in
litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

22.
SUPPLEMENTARY DISCLOSURES

INCOME STATEMENT
PRESENTATION

Pengrowth’s statement of income is prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.

The following table details the amount of total employee
compensation costs included in the operating and general and administrative expense line items in the statement of income.

2011

2010

Operating

$
54,382

$
54,142

General and administrative

38,908

27,852

Total employee compensation costs

$
93,290

$
81,994

74

PENGROWTH 2011 Financial Results

KEY MANAGEMENT PERSONNEL

Pengrowth has determined that the key management personnel of the Corporation consists of its officers and directors. In addition to the officers salaries and directors fees, the Company also provides other compensation to both groups including the LTIP.

The following table provides information on compensation expense related to officers and directors.
Thirteen officers and seven non-executive directors comprised the key management personnel at Pengrowth during the course of the year ended December 31, 2011 (2010 – seventeen officers and nine non-executive directors).

Year ended December 31, 2011

Wages & Benefits

Bonus and other compensation

Share based Compensation Expense

Severance

Total

Directors

$
615

$
–

$
600

$
–

$
1,215

Officers

4,170

1,378

2,615

1,102

9,265

$
4,785

$
1,378

$
3,215

$
1,102

$
10,480

Year ended December 31, 2010

Wages & Benefits

Bonus and other compensation

Share based Compensation Expense

Severance

Total

Directors

$
724

$
–

$
867

$
–

$
1,591

Officers

3,907

1,045

1,486

1,840

8,278

$
4,631

$
1,045

$
2,353

$
1,840

$
9,869

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AT THE DATE OF IFRS TRANSITION – JANUARY 1, 2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
182,342

$
–

$
–

$
182,342

Fair value of risk management contracts

14,001

14,001

Future income taxes

(e)

969

(969
)

–

197,312

(969
)

–

196,343

Other assets

(d)

46,027

6,984

53,011

Deferred income taxes

(e)

–

(180,671
)

221,588

40,917

Property, plant and equipment

(a)

3,789,369

(67,597
)

15,412

3,737,184

Exploration and evaluation assets

(a)

–

67,597

67,597

Goodwill

(c)

660,896

660,896

TOTAL ASSETS

$
4,693,604

$
(181,640
)

$
243,984

$
4,755,948

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
11,563

$
–

$
–

$
11,563

Accounts payable

185,337

185,337

Distributions payable to unitholders

40,590

40,590

Fair value of risk management contracts

17,555

17,555

Contract liabilities

(b)

1,728

(1,728
)

–

Current portion of long-term debt

157,546

157,546

Current portion of provisions

(b)

–

21,227

21,227

414,319

19,499

–

433,818

Fair value of risk management contracts

23,269

23,269

Contract liabilities

(b)

7,952

(7,952
)

–

Convertible debentures

74,828

74,828

Long term debt

907,599

907,599

Provisions

(b)

–

277,249

161,815

439,064

Asset retirement obligations

(b)

288,796

(288,796
)

–

Future income taxes

(e)

181,640

(181,640
)

–

1,898,403

(181,640
)

161,815

1,878,578

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

4,920,945

6,379

4,927,324

Equity portion of convertible debentures

160

160

Contributed surplus

18,617

18,617

Deficit

(f)

(2,144,521
)

75,790

(2,068,731
)

2,795,201

–

82,169

2,877,370

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 4,693,604

$
(181,640)

$
243,984

$
4,755,948

76

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT DECEMBER 31, 2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
2,849

$
–

$
–

$
2,849

Accounts receivable

189,616

189,616

Fair value of risk management contracts

13,550

13,550

206,015

–

–

206,015

Other assets

(d)

47,114

7,001

54,115

Property, plant and equipment

(a)

4,076,976

(511,569
)

172,609

3,738,016

Exploration and evaluation assets

(a)

511,569

511,569

Goodwill

(c)

712,661

4,230

716,891

TOTAL ASSETS

$
5,042,766

$
–

$
183,840

$
5,226,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
22,000

$
–

$
–

$
22,000

Accounts payable

240,952

240,952

Dividends payable

22,534

22,534

Fair value of risk management contracts

9,278

9,278

Future income taxes

1,203

(1,203
)

–

Contract liabilities

(b)

1,677

(1,677
)

–

Current portion of provisions

(b)

–

20,488

20,488

297,644

17,608

–

315,252

Fair value of risk management contracts

31,416

31,416

Contract liabilities

(b)

6,275

(6,275
)

–

Long term debt

1,024,367

1,024,367

Asset retirement obligations

259,538

(259,538
)

–

Provisions

(b)

247,002

187,530

434,532

Deferred income taxes

(e)

237,753

941

238,694

Future income taxes

(e)

236,550

(236,550
)

–

$
1,855,790

$
–

$
188,471

$
2,044,261

SHAREHOLDERS’ EQUITY

Shareholders’ capital

(f)

3,167,383

(4,631
)

8,967

3,171,719

Contributed surplus

19,593

(8,967
)

10,626

Deficit

(f)

–

4,631

(4,631
)

–

3,186,976

–

(4,631
)

3,182,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,042,766

$
–

$
183,840

$
5,226,606

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF INCOME FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER 31,
2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,353,283

$
15,430

$
–

$
1,368,713

Royalties, net of incentives

(252,699
)

(252,699
)

1,100,584

15,430

–

1,116,014

Unrealized (loss) gain on commodity risk management

6,949

6,949

Processing and other income

20,598

(20,598
)

–

1,128,131

(5,168
)

–

1,122,963

EXPENSES

Operating

371,716

(14,538
)

357,178

Transportation

15,739

9,370

25,109

Amortization of injectants for miscible floods

(g)

15,056

(15,056
)

–

Interest and financing charges

(g)

70,464

(70,464
)

–

General and administrative

(g)

50,894

50,894

Realized foreign exchange loss (gain)

(g)

2,061

(2,061
)

–

Unrealized foreign exchange loss (gain)

(g)

(49,918
)

49,918

–

Depletion, depreciation and amortization

(a) (g)

529,396

15,056

(112,071
)

432,381

Accretion

(g)

22,960

(22,960
)

–

Gain on equity investment

(g)

(73,756
)

73,756

–

Other expenses (income)

(g)

(11,909
)

11,909

–

942,703

34,930

(112,071
)

865,562

OPERATING INCOME (LOSS)

185,428

(40,098
)

112,071

257,401

Other (income) expense items

Gain on equity investment

(g)

(73,756
)

(73,756
)

Gain on disposition of properties

(a)

(18,425
)

(18,425
)

Unrealized foreign exchange (gain)

(g)

(49,918
)

(49,918
)

Realized foreign exchange loss

(g)

2,061

2,061

Interest and financing charges

(g)

70,464

70,464

Accretion

(g)

22,960

(5,216
)

17,744

Other (income) expense

(g)

(11,909
)

(17
)

(11,926
)

–

(40,098
)

(23,658
)

(63,756
)

INCOME BEFORE TAXES

185,428

–

135,729

321,157

Future income tax (reduction) expense

(44,829
)

216,150

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
230,257

$
–

$
(80,421
)

$
149,836

Deficit, beginning of year

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(232,584
)

(232,584
)

Elimination of deficit

2,146,848

4,631

2,151,479

DEFICIT, END OF YEAR

$
–

$
–

$
–

$
–

Net income per share

Basic

$
0.76

$
0.50

Diluted

$
0.76

$
0.49

78

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER
31, 2010

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
230,257

$
–

$
(80,421
)

$
149,836

Depletion, depreciation and accretion

(a
) (g)

552,356

15,056

(117,287
)

450,125

Amortization of injectants

(g
)

15,056

(15,056
)

–

Purchase of injectants

(9,324
)

9,324

–

Deferred income tax reduction

(e
)

(44,829
)

216,150

171,321

Contract liability amortization

(1,728
)

(1,728
)

Unrealized foreign exchange (gain) loss

(g
)

(49,918
)

(49,918
)

Unrealized (gain) loss on commodity risk management

(g
)

(6,949
)

(6,949
)

Share based compensation

4,565

4,565

Gain on sale of assets

(a
)

(18,425
)

(18,425
)

Non-cash gain on equity investment

(73,756
)

(73,756
)

Other items

1,192

(17
)

1,175

Funds flow from operations

616,922

9,324

–

626,246

Interest and financing charges

70,464

70,464

Expenditures on remediation

(20,926
)

(20,926
)

Changes in non-cash operating working capital

9,999

1,064

11,063

605,995

80,852

–

686,847

FINANCING

Distributions paid

(250,640
)

(250,640
)

Bank indebtedness

10,437

10,437

Redemption of convertible debentures

(76,610
)

(76,610
)

Long term debt increase (decrease)

(24,581
)

(24,581
)

Interest paid

(g
)

(71,528
)

(71,528
)

Proceeds from equity issues

26,980

26,980

Other financing costs

(3,110
)

(3,110
)

(317,524
)

(71,528
)

–

(389,052
)

INVESTING

Capital expenditures

(333,842
)

(333,842
)

Other property acquisitions

(20,171
)

(20,171
)

Proceeds on property dispositions

60,721

60,721

Purchase of injectants

(9,324
)

(9,324
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(6,952
)

(6,952
)

Change in non-cash investing working capital

17,528

17,528

(285,622
)

(9,324
)

–

(294,946
)

CHANGE IN CASH AND CASH EQUIVALENTS

2,849

–

–

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF YEAR

$
2,849

$
–

$
–

$
2,849

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Notes to reconciliations

(a) Property, Plant and Equipment and Exploration and Evaluation
Assets

IFRS 1 election for full cost oil and gas entities

Pengrowth elected to utilize an IFRS 1 exemption whereby the full cost pool using previous GAAP was measured upon transition to IFRS as follows:

(i) E&E assets were reclassified from the full cost pool to E&E assets at the amount that was recorded under previous GAAP; and

(ii) The remaining full cost pool was allocated to the producing/development assets and components pro rata using total proved plus probable reserve values at January 1, 2010.

This resulted in a $68 million at January 1, 2010 (December 31, 2010—$512 million) increase in E&E assets with a corresponding decrease in PP&E, with no impact on deferred taxes. The increase in E&E assets during 2010 is due to capitalization of ongoing exploration and evaluation expenditures and the acquisition of significant E&E assets in the Monterey acquisition in the third quarter of 2010.

Depletion

Under IFRS, depletion is calculated on a unit of production basis using total proved plus probable reserves as compared to total proved reserves under previous GAAP. As a result of this change, the depletion expense decreased by approximately $112 million for the year ended December 31, 2010.

Gains on disposition

Pengrowth recorded a gain on disposition of approximately $18 million for the year ended December 31, 2010. Of this, disposition of non-core properties accounted for approximately $15 million for the year ended December 31, 2010. The remaining gain on disposition of approximately $3 million for the year ended December 31, 2010 relate to asset swaps.

Gain on Equity Investment

Under the IFRS accounting standards for
business combinations adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

Other

The IFRS opening balance sheet at January 1, 2010 was adjusted to correct for an immaterial amount related to previously expensed general and administrative costs and operating costs that should have been capitalized. This resulted in an increase of $15.4 million to PP&E over the amount recorded under previous GAAP as at January 1, 2010.

80

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
following summarized the change to PP&E and the related effect on the deficit, net of tax, as a result of adopting IFRS:

As at January 1, 2010

As at December 31, 2010

Increase to property, plant and equipment due to:

Costs previously expensed

$
15,412

$
15,412

Gain on dispositions

–

18,425

Depletion

–

112,071

Changes in asset retirement obligations

–

26,701

15,412

172,609

Amounts not affecting deficit

Changes in asset retirement obligations

–

(26,701
)

15,412

145,908

Tax Effect

(4,403
)

(38,313
)

Decrease to deficit

$
11,009

$
107,595

Reclassification of E&E assets from PP&E under previous GAAP can be summarized as follows:

As at January 1, 2010

As at December 31, 2010

Decrease to Property Plant and Equipment

$
(67,597
)

$
(511,569
)

Tax Effect

–

–

Increase to exploration and evaluation assets

$
67,597

$
511,569

Net income increased approximately $97 million for the year ended December 31, 2010 as a result of these changes, as follows:

Year ended December 31, 2010

Increase to net income due to:

Gain on dispositions

$
18,425

Depletion

112,071

$
130,496

Tax Effect

(33,910
)

Increase to net income

$
96,586

(b) Provisions

Under IFRS,
contract liabilities and ARO are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

ARO is calculated using a risk free discount rate of four percent and an inflation rate of two percent under IFRS, at January 1, 2010 (December 31, 2010
– three and one-half percent discount rate and one and one-half percent inflation rate) as compared to a credit adjusted risk free rate of eight percent and a two percent inflation rate under previous GAAP. The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability which was partially offset by changes to timing and cost estimates of $198 million on transition to IFRS. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the ARO is required to be recognized directly in the opening deficit at the date of transition.

In the third quarter of 2010, the inflation rate used to calculate the ARO was reduced from two percent per annum to one and one half percent per annum based on historical price inflation. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis and, in conjunction with the June 30, 2010 adjustment to the discount rate from four percent to three and one half percent, resulted in a net adjustment to the ARO liability of $21 million as at December 31, 2010. Pengrowth has estimated the net present value of its total ARO to be $447 million as at December 31, 2010 (January 1, 2010 – $451 million), based on a total escalated future liability of $1.8 billion (January 1, 2010 – $2.2 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2041 and 2076.

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Use
of the risk free discount rate of three and one-half percent and inflation rate of two percent resulted in an increase to the ARO assumed upon the acquisition of Monterey of $4 million, which is offset by an increase to goodwill.

The accretion of ARO decreased approximately $5 million for the year ended December 31, 2010 compared to previous GAAP, due to the use of the different discount rates.

The effect on the Balance Sheet as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase to ARO due to:

Initial change in discount rate

$
359,884

$
359,884

Initial change in timing and cost assumptions

(198,069
)

(198,069
)

ARO additions

–

6,025

ARO accretion

–

(5,216
)

ARO revisions

–

20,676

ARO assumed in business combinations

–

4,230

$
161,815

$
187,530

Amounts not affecting deficit

ARO additions

$
–

$
(6,025
)

ARO revisions

–

(20,676
)

ARO assumed in business combinations

–

(4,230
)

161,815

156,599

Tax Effect

(63,108
)

(38,259
)

Increase to deficit

$
98,707

$
118,340

The effect on the Statement of Income as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

Year ended December 31, 2010

Increase to net income due to accretion

$
5,216

Tax Effect

(1,399
)

Increase to net income due to accretion

$
3,817

(c) Goodwill

Under IFRS,
the asset retirement obligation assumed upon acquisition of Monterey Exploration in the third quarter of 2010 is valued using the above noted IFRS discount and inflation rate. All other assets and liabilities assumed, as well as consideration paid, in this business combination is unchanged under IFRS as compared to previous GAAP. As a result, the increase in the asset retirement obligation assumed results in a corresponding increase in goodwill of $4 million at December 31, 2010.

(d) Other assets

Pengrowth re-designated the
Judy Creek Remediation Trust Fund and the Private Company Investment as fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. Changes in the fair value are recognized in income. The effect of the transition to IFRS was a $7 million increase to other assets at January 1, 2010 (December 31, 2010 – $7 million) with a corresponding increase to opening retained earnings upon transition to IFRS.

82

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on Other Assets of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase in other assets due to:

Increase in private company investment

$
7,000

$
7,000

Increase (decrease) in remediation funds

(16
)

1

$
6,984

$
7,001

Tax Effect

(891
)

(887
)

Decrease to deficit

$
6,093

$
6,114

(e) Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1 million deferred tax asset to be netted against long term deferred tax liabilities at January 1, 2010 and a reclassification of $1 million of current deferred tax liability to long term deferred tax liability as of December 31, 2010.

Under IFRS, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the effective corporate tax rate used under previous GAAP of 25% at January 1, 2010 and December 31, 2010. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation, this resulted in the recognition of a deferred tax asset of approximately $164 million at January 1, 2010 (December 31, 2010 – $164 million). Approximately $158 million of the deferred tax asset recognized on transition was recorded as a decrease to the opening deficit as of January 1, 2010. Approximately $6 million of the deferred tax asset resulted in an increase to trust unit holders’ capital at January 1, 2010 related to equity issue costs (December
31, 2010 – $6 million). Upon conversion to a dividend paying corporation on December 31, 2010, the deferred tax asset was adjusted to the corporate tax rate of approximately 25% and eliminated through earnings, resulting in a deferred tax expense at December 31, 2010 of $158 million and a decrease to shareholders’ capital of $6 million.

The effect on the Balance Sheet of
changes in deferred income taxes can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase in tax liability due to increase in property, plant and equipment

$
(4,403
)

$
(38,313
)

Decrease in tax liability due to increase in provisions

63,108

38,259

Increase in tax liability due to increase in other assets

(891
)

(887
)

Decrease in tax liability due to changes to carrying value of net assets

$
57,814

$
(941
)

Decrease in tax liability due to changes in effective tax rate

163,774

–

Decrease (increase) in deferred tax liability

$
221,588

$
(941
)

As at January 1, 2010

As at December 31, 2010

Previous GAAP tax liability

$
(180,671
)

$
(237,753
)

Decrease (increase) in deferred tax liability

221,588

(941
)

IFRS deferred tax asset (liability)

$
40,917

$
(238,694
)

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on the Statement of Income of changes in deferred income tax expense (reduction) can be quantified as follows:

Year ended December 31, 2010

Increase to deferred income tax expense due to:

Increase in tax expense due to increase in property, plant and equipment

33,910

Increase in tax expense due to decrease in ARO accretion expense

1,399

Increase in tax expense due to increase in other assets

4

Increase in tax expense due to change in ARO liability

23,442

Reversal of decrease in tax liability due to changes in effective tax rate

157,395

Increase in tax expense

$
216,150

(f) Shareholder’s capital

Under IFRS, the tax benefits of trust unit issue costs are measured at the top marginal rate, as per Note 23 (e). This results in an increase to the Trust Unitholders’ Capital of $6 million on transition to
IFRS on January 1, 2010 (December 31, 2010 – $6 million). This amount is reversed upon conversion to a dividend paying corporation on December 31, 2010.

Under IFRS, the redemption of the exchangeable shares issued in the Monterey business combination was measured at the fair value of the trust units or common shares on the date of issue. Under previous GAAP, the redemption of the exchangeable shares was measured at the carrying value of the shares. As a result of this difference, the value of shareholders’ capital increased by $9 million at December 31, 2010 (January 1, 2010 – NIL) with a corresponding decrease to contributed surplus.

Under IFRS, changes to the January 1, 2010 opening balance sheet, other than reclassifications, are offset against the opening deficit. In addition, as a result of the transition to IFRS, net income in 2010 differs from the amounts reported under previous GAAP.

Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010. As the deficit was measured differently under IFRS compared to previous GAAP, the amount of the deficit eliminated and the corresponding reduction to shareholders’ capital differed under IFRS.

The effect on the deficit of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at December 31, 2010

Increase due to provisions

$
(98,707
)

$
(118,340
)

Decrease due to change in property, plant and equipment

11,009

107,595

Decrease due to change in other assets

6,093

6,114

Decrease due to change in tax liability for change in tax rate applied to the Trust

157,395

–

Decrease (increase) in deficit

$
75,790

$
(4,631
)

Previous GAAP deficit

(2,144,521
)

–

Elimination of deficit

–

4,631

IFRS deficit

$
(2,068,731
)

$
–

Previous GAAP shareholders‘ capital

$
4,920,945

$
3,167,383

Increase to shareholders‘ capital due to change in effective tax rate

6,379

–

Increase to shareholders‘ capital due to redemption of exchangeable shares

–

8,967

Elimination of deficit

–

(4,631
)

IFRS shareholders‘ capital

$
4,927,324

$
3,171,719

84

PENGROWTH 2011 Financial Results

23.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(g) Reclassifications

Under previous GAAP, interest and
financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), accretion and the gain on equity investment were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income. Under previous GAAP, amortization of injectants for miscible floods were disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Under previous GAAP, certain transportation costs were recorded as a reduction of oil and gas sales; under IFRS these costs are unchanged, but reported as transportation costs.

Interest paid is disclosed as a financing item in the statement of cash flows resulting in an increase in cash flow provided by operating activities and a corresponding increase in cash used for financing activities of $72 million for the year ended December 31, 2010.

Purchases of injectants are
classified as a use of cash for investing under IFRS as the costs are capitalized to PP&E, resulting in a $9 million increase in the cash provided by operating activities and a corresponding increase in the cash used in investing activities for the year ended December 31, 2010.

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation.

PENGROWTH 2011 Financial Results

Pengrowth Energy Corporation

Corporate Profile

DIRECTORS

John B. Zaozirny

Chairman; Vice
Chairman,

Canaccord Genuity Corp.

Thomas A. Cumming

Business Consultant

Derek Evans

President and CEO,

Pengrowth Energy Corporation

Wayne K. Foo

President and CEO,

Parex Resources Inc.

James D.
McFarland

President and CEO,

Valeura Energy Inc.

Michael S. Parrett

Business Consultant

A. Terence
Poole

Business Consultant

D. Michael G. Stewart

Corporate Director

OFFICERS

Derek W. Evans

President and Chief Executive Officer

Gillian Basford

Vice President, Human Resources

Douglas C. Bowles

Vice President and Controller

James E.A. Causgrove

Sr. Vice President, Operations and

Engineering

Steve J. De Maio

Vice President, In-Situ Oil Development

and Operations

Dean Evans

Treasurer

Andrew D. Grasby

Sr. Vice President, General Counsel and Corporate
Secretary

Marlon McDougall

Chief Operating Officer

Robert W. Rosine

Executive Vice President,

Business Development

Christopher G. Webster

Chief Financial Officer

TRANSFER AGENT

Olympia Trust Company

BANKERS

Bank Syndicate Agent:

Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING

CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl barrel

Bcfbillion cubic feet

  boe*barrels of oil
equivalent

GJgigajoule

Mbblsthousand barrels

MMbblsmillion barrels

  Mboe*thousand barrels of oil
equivalent

  MMboe*million barrels of oil
equivalent

  MMBtumillion British thermal
units

Mcfthousand cubic feet

MMcfmillion cubic feet

Tcftrillion cubic feet

MWmega watt

* 6 mcf of gas = 1 barrel of oil equivalent

For investor relations enquiries, please contact:

Investor Relations
Phone: 403.233.0224 | Toll free: 888.744.1111
Email: investorrelations@pengrowth.com

Stock Exchange Listings
Toronto Stock Exchange: PGF
New York Stock Exchange: PGH

PENGROWTH

Pengrowth Energy Corporation
Head Office: 2100, 222 Third Avenue SW,
Calgary, Alberta, Canada T2P 0B4
Phone: 403.233.0224 | Toll free: 800.223.4122
Fax: 403.265.6251
www.pengrowth.com